Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Alibaba Group Holding Limited and its subsidiaries (collectively, the “Company”) at March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, June 25, 2015

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2013	2014	2015
		RMB	RMB	RMB	US$
					(Note 2(ag))
		(in millions, except per share data)
	Notes
Revenue	5	34,517	52,504	76,204	12,293
Cost of revenue	22	(9,719)	(13,369)	(23,834)	(3,845)
Product development expenses	22	(3,753)	(5,093)	(10,658)	(1,720)
Sales and marketing expenses		(3,613)	(4,545)	(8,513)	(1,373)
General and administrative expenses	9, 22	(2,889)	(4,218)	(7,800)	(1,258)
Amortization of intangible assets	16	(130)	(315)	(2,089)	(337)
Impairment of goodwill and intangible assets	16, 17	(175)	(44)	(175)	(28)
Yahoo TIPLA amendment payment	4(d), 22	(3,487)	—	—	—

Income from operations		10,751	24,920	23,135	3,732
Interest and investment income, net		39	1,648	9,455	1,525
Interest expense		(1,572)	(2,195)	(2,750)	(443)
Other income, net	6, 22	894	2,429	2,486	401

Income before income tax and share of results of equity investees		10,112	26,802	32,326	5,215
Income tax expenses	7	(1,457)	(3,196)	(6,416)	(1,035)
Share of results of equity investees	14	(6)	(203)	(1,590)	(257)

Net income		8,649	23,403	24,320	3,923
Net income attributable to noncontrolling interests		(117)	(88)	(59)	(9)

Net income attributable to Alibaba Group Holding Limited		8,532	23,315	24,261	3,914
Accretion of Convertible Preference Shares	4(d)	(17)	(31)	(15)	(2)
Dividends accrued on Convertible Preference Shares	4(d)	(111)	(208)	(97)	(16)

Net income attributable to ordinary shareholders		8,404	23,076	24,149	3,896

Earnings per share/ADS attributable to ordinary shareholders	10
Basic		3.66	10.61	10.33	1.67
Diluted		3.57	10.00	9.70	1.56
Weighted average number of share/ADS used in computing earnings per share/ADS (million share)	10
Basic		2,294	2,175	2,337	2,337
Diluted		2,389	2,332	2,500	2,500

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2(ag))
	(in millions)
Net income	8,649	23,403	24,320	3,923

Other comprehensive income:
- Foreign currency translation:
Change in unrealized gains	455	538	52	9
Less: reclassification adjustment for gains recorded in net income	—	(14)	—	—

Net change	455	524	52	9

- Available-for-sale investment securities:
Change in unrealized (losses) gains	(9)	306	3,102	500
Less: reclassification adjustment for gains recorded in net income	—	(13)	—	—

Net change	(9)	293	3,102	500

- Interest rate swaps under hedge accounting:
Change in unrealized gains (losses)	—	36	(36)	(6)

Other comprehensive income	446	853	3,118	503

Total comprehensive income	9,095	24,256	27,438	4,426
Less: total comprehensive income attributable to noncontrolling interests	(117)	(90)	(56)	(9)

Total comprehensive income attributable to Alibaba Group Holding Limited	8,978	24,166	27,382	4,417

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2014	2015
		RMB	RMB	US$
				(Note 2(ag))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		33,045	108,193	17,453
Short-term investments	2(q)	10,587	14,148	2,282
Restricted cash and escrow receivables	11	4,921	2,297	371
Loan receivables, net	2(r)	13,159	835	135
Investment securities	12	1,442	3,658	590
Prepayments, receivables and other assets	13	4,679	12,978	2,094

Total current assets		67,833	142,109	22,925
Investment securities	12	3,023	14,611	2,357
Prepayments, receivables and other assets	13	2,087	4,085	659
Investment in equity investees	14	17,666	33,877	5,465
Property and equipment, net	15	5,581	9,139	1,474
Land use rights	2(t)	1,660	3,105	501
Intangible assets	16	1,906	6,575	1,061
Goodwill	17	11,793	41,933	6,764

Total assets		111,549	255,434	41,206

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	20	1,100	1,990	321
Secured borrowings	2(r)	9,264	—	—
Income tax payable		1,267	2,733	441
Escrow money payable	11	2,659	—	—
Accrued expenses, accounts payable and other liabilities	19	11,887	19,834	3,199
Merchant deposits	2(aa)	4,711	7,201	1,162
Deferred revenue and customer advances	18	6,496	7,914	1,277

Total current liabilities		37,384	39,672	6,400
Deferred revenue	18	428	445	72
Deferred tax liabilities	7	2,136	4,493	725
Non-current bank borrowings	20	30,711	1,609	260
Unsecured senior notes	21	—	48,994	7,903
Other liabilities	19	72	2,150	347

Total liabilities		70,731	97,363	15,707

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2014	2015
		RMB	RMB	US$
				(Note 2(ag))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity:
Convertible Preference Shares, US$0.000025 par value; 2,600,000 shares authorized; 1,688,000 and nil shares issued and outstanding as of March 31, 2014 and 2015, respectively; liquidation value of RMB10,284 million and nil as of March 31, 2014 and 2015, respectively	4(d)	10,284	—	—
Others		117	658	106

Total mezzanine equity		10,401	658	106

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 and 4,000,000,000 shares authorized as of March 31, 2014 and 2015, respectively; 2,226,810,660 and 2,495,499,036 shares issued and outstanding as of March 31, 2014 and 2015, respectively		1	1	—
Additional paid-in capital		27,043	117,142	18,897
Treasury shares at cost	2(ad)	—	—	—
Restructuring reserve	4(b)	—	(1,152)	(186)
Subscription receivables	2(ae)	(540)	(411)	(66)
Statutory reserves	2(af)	2,474	2,715	438
Accumulated other comprehensive income
Cumulative translation adjustments		(1,144)	(1,095)	(177)
Unrealized gain on available-for-sale investment securities, interest rate swaps and others		321	3,397	549
Retained earnings		1,183	24,842	4,007

Total Alibaba Group Holding Limited shareholders’ equity		29,338	145,439	23,462
Noncontrolling interests		1,079	11,974	1,931

Total equity		30,417	157,413	25,393

Total liabilities, mezzanine equity and equity		111,549	255,434	41,206

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings (Accumulated deficits)	Total Alibaba Group Holding Limited shareholders’ equity (deficits)	Noncontrolling interests	Total equity
							Cumulative translation adjustments	Unrealized gain (loss) on available- for-sale investment securities, interest rate swaps and others

	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2012	2,506,952,201	1	20,778	—	(819)	1,096	(2,121)	1	12,552	31,488	2,895	34,383
Foreign currency translation adjustment	—	—	—	—	3	—	455	—	—	458	—	458
Net change in unrealized losses on available-for-sale investment securities	—	—	—	—	—	—	—	(9)	—	(9)	—	(9)
Net income for the year	—	—	—	—	—	—	—	—	8,532	8,532	117	8,649
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	—	—	(60)	(60)
Acquisition of shares of consolidated subsidiaries	1,446,505	—	(13,105)	—	—	—	—	—	—	(13,105)	(2,768)	(15,873)
Disposals of partial interest in subsidiaries	—	—	1	—	—	—	—	—	—	1	10	11
Acquisition of subsidiaries	—	—	39	—	—	—	—	—	—	39	294	333
Issuance of ordinary shares	167,741,936	—	16,434	—	—	—	—	—	—	16,434	—	16,434
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	23,582,277	—	469	—	(75)	—	—	—	—	394	—	394
Repurchase and retirement of ordinary shares	(524,502,180)	—	(3,923)	—	39	—	—	—	(41,334)	(45,218)	—	(45,218)
Amortization of compensation cost	—	—	1,090	—	—	—	—	—	—	1,090	49	1,139
Accretion to convertible preferred shareholders	—	—	(17)	—	—	—	—	—	—	(17)	—	(17)
Dividend to convertible preferred shareholders	—	—	(111)	—	—	—	—	—	—	(111)	—	(111)
Appropriation to statutory reserves	—	—	—	—	—	241	—	—	(241)	—	—	—

Balance as of March 31, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Ordinary shares		Additional paid-in capital	Treasury shares	Subscription receivables	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings (Accumulated deficits)	Total Alibaba Group Holding Limited shareholders’ equity (deficits)	Noncontrolling interests	Total equity
							Cumulative translation adjustments	Unrealized gain (loss) on available- for-sale investment securities, interest rate swaps and others

	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2013	2,175,220,739	1	21,655	—	(852)	1,337	(1,666)	(8)	(20,491)	(24)	537	513
Foreign currency translation adjustment	—	—	—	—	16	—	536	—	—	552	2	554
Net change in unrealized gains on available-for-sale investment securities	—	—	—	—	—	—	—	293	—	293	—	293
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	36	—	36	—	36
Net income for the year	—	—	—	—	—	—	—	—	23,315	23,315	88	23,403
Deconsolidation of subsidiaries	—	—	—	—	—	—	(14)	—	—	(14)	—	(14)
Acquisition of shares of a consolidated subsidiary	—	—	(7)	—	—	—	—	—	—	(7)	(2)	(9)
Acquisition of subsidiaries	828,299	—	276	—	—	—	—	—	—	276	—	276
Issuance of ordinary shares for Partner Capital Investment Plan (Note 8(c))	18,000,000	—	—	—	—	—	—	—	—	—	442	442
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	30,880,761	—	700	—	(12)	—	—	—	—	688	—	688
Repurchase and retirement of ordinary shares	(3,943,139)	—	(32)	—	308	—	—	—	(504)	(228)	—	(228)
Amortization of compensation cost	—	—	2,784	—	—	—	—	—	—	2,784	12	2,796
Equity-settled donation	—	—	1,269	—	—	—	—	—	—	1,269	—	1,269
Issuance of ordinary shares in relation to investment in equity investees and others	5,824,000	—	637	—	—	—	—	—	—	637	—	637
Accretion to convertible preferred shareholders	—	—	(31)	—	—	—	—	—	—	(31)	—	(31)
Dividend to convertible preferred shareholders	—	—	(208)	—	—	—	—	—	—	(208)	—	(208)
Appropriation to statutory reserves	—	—	—	—	—	1,137	—	—	(1,137)	—	—	—

Balance as of March 31, 2014	2,226,810,660	1	27,043	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Ordinary shares		Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings	Total Alibaba Group Holding Limited shareholders’ equity	Noncontrolling interests	Total equity
								Cumulative translation adjustments	Unrealized gain (loss) on available- for-sale investment securities, interest rate swaps and others

	Share	Amount
		RMB	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2014	2,226,810,660	1	27,043	—	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	49	10	—	59	(7)	52
Net change in unrealized gains on available-for-sale investment securities	—	—	—	—	—	—	—	—	3,102	—	3,102	—	3,102
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	(36)	—	(36)	—	(36)
Net income for the year	—	—	—	—	—	—	—	—	—	24,261	24,261	63	24,324
Liquidation and deconsolidation of subsidiaries	—	—	—	—	—	—	(26)	—	—	26	—	(378)	(378)
Acquisition of subsidiaries	8,876,755	—	3,782	—	—	—	—	—	—	—	3,782	10,897	14,679
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	20,240,334	—	516	—	—	160	—	—	—	—	676	—	676
Repurchase and retirement of ordinary shares	(892,859)	—	(13)	—	—	6	—	—	—	(249)	(256)	—	(256)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	(7)	—	—	—	—	—	—	—	(7)	17	10

Repurchase from, net of subscription, by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	(37)	—	—	—	—	(37)	(86)	(123)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	15	—	—	—	—	—	—	—	15	(15)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	174	174
Amortization of compensation cost	—	—	12,659	—	—	—	—	—	—	—	12,659	291	12,950
Issuance of Ordinary Shares — initial public offer	149,220,834	—	61,536	—	—	—	—	—	—	—	61,536	—	61,536
Excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services and related amortization (Note 4(b))	—	—	1,318	—	(1,152)	—	—	—	—	—	166	—	166
Conversion of convertible preferred shares	91,243,312	—	10,293	—	—	—	—	—	—	—	10,293	—	10,293
Accretion to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)
Dividend to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(97)	(97)	—	(97)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Appropriation to statutory reserves	—	—	—	—	—	—	267	—	—	(267)	—	—	—

Balance as of March 31, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2(ag))
	(in millions)
Cash flows from operating activities:
Net income	8,649	23,403	24,320	3,923
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest related to step acquisitions	—	—	(6,535)	(1,054)
(Gain) Loss on disposals of equity investees	(68)	3	(128)	(21)
Realized and unrealized gain related to investment securities	(80)	(90)	(178)	(29)
Change in fair value of other assets and liabilities	245	21	521	84
Gain on disposals of other subsidiaries	(8)	(387)	(307)	(50)
Depreciation and amortization of property and equipment and land use rights	805	1,339	2,326	375
Amortization of intangible assets	130	315	2,089	337
Share-based compensation expense	1,259	2,844	13,028	2,102
Equity-settled donation expense	—	1,269	—	—
Impairment of goodwill and intangible assets	175	44	175	28
Loss (Gain) on disposals of property and equipment	3	—	(13)	(2)
Amortization of restructuring reserve (Note 4(b))	—	—	166	27
Share of results of equity investees	6	203	1,590	257
Deferred income taxes	104	1,466	1,659	268
Allowance for doubtful accounts relating to micro loans	120	442	650	105
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash and escrow receivables	(974)	(1,329)	(851)	(137)
Loan receivables	(2,828)	(9,175)	(11,674)	(1,883)
Prepayments, receivables and other assets	(354)	(3,567)	(2,253)	(363)
Income tax payable	(116)	1,008	1,410	227
Escrow money payable	976	1,344	837	135
Accrued expenses, accounts payable and other liabilities	3,657	3,992	10,578	1,706
Merchant deposits	2,338	1,628	2,490	402
Deferred revenue and customer advances	437	1,606	1,317	212

Net cash provided by operating activities	14,476	26,379	41,217	6,649

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	2,589	(8,304)	(1,113)	(179)
Decrease in restricted cash	334	199	1,139	184
Increase in trading investment securities, net	(12)	(147)	(16)	(3)
Acquisitions of available-for-sale and held-to-maturity investment securities	(60)	(2,972)	(11,801)	(1,904)
Disposals of available-for-sale and held-to-maturity investment securities	26	372	939	151
Acquisitions of:
Land use rights and construction in progress	(1,457)	(1,491)	(2,935)	(474)
Other property, equipment and intangible assets	(1,046)	(3,285)	(4,770)	(769)
Disposals of property and equipment	301	—	—	—
Cash paid for business combinations, net of cash acquired	(52)	(732)	(10,255)	(1,654)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	551	(46)	(1,271)	(205)
Loans to employees, net of repayments	(344)	(212)	(40)	(6)
Acquisitions of equity investees	(452)	(16,468)	(23,430)	(3,780)
Disposals of equity investees	167	89	99	16

Net cash provided by (used in) investing activities	545	(32,997)	(53,454)	(8,623)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2(ag))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	16,792	1,638	61,831	9,974
Repurchase of ordinary shares	(40,111)	(157)	(270)	(44)
Issuance (Repurchase) of ordinary shares for Partner Capital Investment Plan (Note 8(c))	—	442	(123)	(20)
Issuance of Convertible Preference Shares, net of direct incidental fees incurred	10,542	—	—	—
Payment of dividend on Convertible Preference Shares	(103)	(208)	(104)	(17)
Redemption of Redeemable Preference Shares	—	(5,131)	—	—
Payment for privatization of Alibaba.com Limited	(15,134)	—	—	—
Acquisition of the remaining noncontrolling interest in a subsidiary	(335)	(9)	—	—
Dividend paid by a consolidated subsidiary to noncontrolling interests	—	—	(61)	(10)
Capital Injection from noncontrolling interest	—	—	174	28
Deemed disposals of partial interest in subsidiaries, net of related costs	11	—	6	1
Proceeds from secured borrowings relating to micro loans	8,705	53,195	88,422	14,264
Repayment of secured borrowings relating to micro loans	(6,607)	(46,029)	(82,269)	(13,271)
Proceeds from current bank borrowings	2,439	681	25,804	4,163
Repayment of current bank borrowings	(2,584)	(423)	(24,734)	(3,990)
Proceeds from non-current bank borrowings	24,979	30,153	19,602	3,162
Repayment of non-current bank borrowings	—	(24,788)	(49,538)	(7,991)
Proceeds from unsecured senior notes	—	—	48,757	7,865

Net cash (used in) provided by financing activities	(1,406)	9,364	87,497	14,114

Effect of exchange rate changes on cash and cash equivalents	(76)	(97)	(112)	(18)

Increase in cash and cash equivalents	13,539	2,649	75,148	12,122
Cash and cash equivalents at beginning of year	16,857	30,396	33,045	5,331

Cash and cash equivalents at end of year	30,396	33,045	108,193	17,453

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

Income tax paid was RMB1,469 million, RMB722 million and RMB3,458 million for the years ended March 31, 2013, 2014 and 2015, respectively.

Payment of interest

Interest paid was RMB912 million, RMB1,220 million and RMB956 million for the years ended March 31, 2013, 2014 and 2015, respectively.

Business combinations:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Cash paid for business combinations	(100)	(767)	(16,291)
Cash acquired in business combinations	48	35	6,036

	(52)	(732)	(10,255)

Major non-cash transactions:

During the year ended March 31, 2013, the Company completed the Initial Repurchase for a total consideration of RMB44.9 billion (US$7.1 billion), of which RMB5.1 billion (US$800 million) was settled by the issuance of the Redeemable Preference Shares to Yahoo (Note 4(d)).

During the years ended March 31, 2013 and 2014, the Company entered into certain non-compete agreements with certain key individuals in exchange for restricted shares, restricted share units and options underlying 400,000 and 7,195,581 ordinary shares of the Company, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

1.	Organization and principal activities

Alibaba Group Holding Limited (the “Company,” and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entities as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and variable interest entities (“VIEs”). The Company is principally engaged in online and mobile commerce through products, services and technology that enable businesses to operate efficiently and extend their reach to sell to consumers and businesses in the People’s Republic of China (the “PRC” or “China”) and internationally. Major shareholders of the Company include SoftBank Corp. (“SoftBank”) and Yahoo! Inc. (“Yahoo”).

The Company provides retail and wholesale marketplaces available through both personal computer and mobile interfaces in the PRC and internationally. Retail marketplaces and services operated by the Company include (i) the China online shopping destination (“Taobao Marketplace”); (ii) the China brands and retail platform (“Tmall”); (iii) the China group buying site that offers quality products by aggregating demand from consumers mainly through limited time discounted sales (“Juhuasuan”); and (iv) the global consumer marketplace targeting consumers around the world (“AliExpress”). Wholesale marketplaces operated by the Company include the online China wholesale marketplace (“1688.com”) and the online business-to-business marketplace that focuses on global trade among businesses from around the world (“Alibaba.com”). In addition, the Company offers cloud computing services, including elastic computing, database services and storage and large scale computing services, for the Company’s own platforms and the platforms of the Company’s related companies and for use by sellers on the marketplaces and other third-party customers (“Alibaba Cloud Computing”). In addition, the Company makes available online payment processing services (“Payment Services”) on its marketplaces through an arrangement with Alipay.com Co., Ltd. (“Alipay”), the entity operating the Payment Services. The Company derives substantially all of its revenue from the PRC.

Alibaba.com Limited, a subsidiary of the Company which operates Alibaba.com, 1688.com and AliExpress, was listed on the Hong Kong Stock Exchange on November 6, 2007. On June 20, 2012, the privatization of Alibaba.com Limited by way of a scheme of arrangement under Section 86 of the Cayman Islands Companies Law was approved and accordingly the listing of the shares of Alibaba.com Limited on the Hong Kong Stock Exchange was withdrawn (Note 4(c)). Following the privatization, Alibaba.com Limited became a wholly-owned subsidiary of the Company.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE entity is required to be consolidated by the primary beneficiary of the entity if the nominee equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

To comply with the PRC laws, rules and regulations that restrict foreign ownership of companies that operate Internet content and other restricted businesses, the Company operates its websites and engages in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Company. The registered capital of these PRC domestic companies was funded by the Company through loans extended to certain management members or founders of the Company. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members or founders, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those management members or founders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Details of the typical VIE structure of the Company’s significant VIEs, primarily domestic companies associated with the operations of Taobao Marketplace, Tmall, Juhuasuan, AliExpress, 1688.com, Alibaba.com and Alibaba Cloud Computing, are set forth below:

(i)	Contracts that give the Company power to direct the activities of VIEs that most significantly impact the entity’s economic performance

Loan agreements

Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant nominee equity holders of the VIEs, which may only be used for the purpose of capital contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the nominee equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The nominee equity holders of VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

Exclusive call option agreements

The nominee equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the nominee equity holders of VIE have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

Proxy agreements

Pursuant to the relevant proxy agreements, each of the nominee equity holders of the VIEs irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holder meetings and appoint directors.

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the relevant nominee equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the nominee equity holders of the VIEs under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

(ii)	Contracts that enable the Company to receive benefits from the VIEs that could potentially be significant to the VIEs or to absorb losses of the VIEs that could be significant to the VIEs

Exclusive technical services agreements

Each relevant VIE has entered into an exclusive technical services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive technical services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically constitutes substantially all of the VIE’s pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

Other arrangements

The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the nominee equity holders of the VIEs of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the nominee equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest and the Company is the primary beneficiary of these PRC domestic companies. Accordingly, the Company believes that these VIEs should be consolidated based on the structure as described above.

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2014	2015
	(in millions of RMB)
Cash and cash equivalents and short-term investments	1,367	2,272
Amounts due from Ant Financial Services	3	2,741
Loan receivables	13,159	835
Investment in equity investees and securities	240	4,018
Property and equipment and intangible assets	1,089	1,353
Total assets	18,874	13,811
Secured borrowings	9,264	—
Amounts due to WFOEs and other non-VIEs group companies	4,801	7,741
Total liabilities	17,446	11,420

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Revenue (i)	3,088	6,170	10,457
Net (loss) profit (i)	(325)	(587)	659
Net cash used in operating activities	(134)	(2,642)	(7,343)
Net cash used in investing activities	(555)	(1,337)	(5,502)
Net cash provided by financing activities	812	4,157	13,018

(i)	Revenues earned and net loss incurred by the VIEs are primarily from the businesses of providing display marketing on the Company’s retail marketplaces, cloud computing and Internet infrastructure services, as well as micro loan services to small and medium sized enterprises before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

The VIEs did not have any material related party transactions except for those transacted with WFOEs which were eliminated in these consolidated financial statements.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)	Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company’s management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Although the online and mobile commerce and related services consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. Details of the Company’s revenue are set out in Note 5. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

(f)	Foreign currency translation

The functional currency of the Company is the United States Dollar (“US$”) and reporting currency of the Company is Renminbi (“RMB”). The Company’s subsidiaries and VIEs with operations in the PRC, Hong Kong, United States and other jurisdictions use their respective currencies as their functional currencies. The financial statements of the Company’s subsidiaries and VIEs, other than the subsidiaries and VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and VIEs, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the year in which they occur.

(g)	Revenue recognition

Revenue principally represents online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing services revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management’s best estimate of selling price. Revenue arrangements with multiple deliverables primarily relate to the sale of membership packages and online marketing services on the international wholesale marketplace, which are not material to the Company’s total revenue.

In accordance with ASC 605, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded on a gross basis. When the Company is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenue is recorded on a net basis.

When services are exchanged or swapped for other services, the exchange is regarded as a revenue-generating transaction unless such exchange was made for services of a similar nature and value, which is not regarded as a revenue-generating transaction. The revenue is measured at the fair value of the services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the services received cannot be measured reliably, the revenue is measured at the fair value of the services provided in a barter transaction, by reference to non-barter transactions involving similar services, adjusted by the amount of any cash or cash equivalents transferred. The amount of revenue recognized for barter transactions was insignificant for each of the periods presented.

Revenue recognition policies for each type of service are analyzed as follows:

Online marketing services revenue

The Company receives service fees from merchants on the retail and wholesale marketplaces for pay for performance (“P4P”) marketing services, display marketing and placement services on the Company’s marketplaces and certain third party marketing affiliates’ websites.

P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results on the Company’s marketplaces. Merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

Display marketing allows merchants to place advertisements in particular areas of a web page, at fixed prices or prices established by a real-time bidding system, in particular formats and over particular periods of time. Display marketing revenue is generally recognized ratably over the period in which the advertisement is displayed or when an advertisement appears on pages clicked or viewed by users, and only if collection of the resulting receivable is probable.

In delivery of these online marketing services, the Company, through the third-party marketing affiliate program, also places the P4P marketing services content of the participating merchants on third-party websites in the forms of picture or text links through contextual relevance technology to match merchants’ marketing content to the textual content of the third-party website and the users’ attributes based on the Company’s systems and algorithms. When such links on third-party websites are clicked, users are diverted to a landing page of the Company’s marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. These other merchants may include those also participating in the online marketing services through the third-party marketing affiliate program or those only purchasing online marketing services on the Company’s own marketplaces, as well as, in some cases, those who do not purchase online marketing services at all. Revenue is only recognized when such users further click on the P4P marketing content on such landing pages. In limited cases, the Company may embed a search box for one of its marketplaces on such third-party websites, and when a keyword is input into the search box, the user will be diverted to the Company’s website where search results are presented and revenue can be generated through a similar mechanism. For third-party marketing affiliates with whom the Company has an arrangement to share such revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program. The Company places display marketing content on third-party websites in a similar manner. Substantially all online marketing services revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue for each of the years presented. P4P marketing service revenue as well as display marketing revenue generated on the Company’s marketplaces or through the third-party marketing affiliate program are recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangements.

The Company receives placement services fees from merchants on promotional slots for a specified period on the Company’s Juhuasuan marketplace and recognizes those fees as revenue when the underlying promotional services are provided.

In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions settled through Alipay and completed by buyers sourced from certain third party marketing affiliates’ websites. A significant portion of such commission is shared with the third party marketing affiliates and the Company’s portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. Such commissions earned by the Company are typically determined using a fixed percentage of the fee in the arrangement.

Commissions on transactions

The Company earns commissions from merchants when transactions are completed and settled through Alipay on certain retail marketplaces of the Company. Such commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

Membership and storefront fees

The Company earns membership revenue from sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company’s wholesale marketplaces. The Company also earns revenue from merchants who subscribe to Wangpu, the Company’s storefront software that includes a suite of tools that assist sellers in upgrading, decorating and managing their storefronts on retail marketplaces. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

Cloud computing and Internet infrastructure revenue

The Company earns revenue from cloud computing and Internet infrastructure from the provision of services such as elastic computing, database services and storage and large scale computing services, as well as web hosting and domain name registration. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

Interest and other income

Interest income on micro loans (Note 2(r)) is recognized as other revenue using the effective interest rate method which is reviewed and adjusted periodically based on changes in estimated cash flows. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and ceased to generate interest income on micro loans upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)). Other interest income is recognized on a time-proportion basis using the effective interest method, and is classified as “interest and investment income” in the consolidated income statements. Other than the above, receipts of fees in respect of all other incidental services provided by the Company, including mobile value-added services, are recognized when services are delivered and the amounts relating to such incidental services are not material to the Company’s total revenue.

(h)	Cost of revenue

Cost of revenue consists primarily of staff costs and share-based compensation expense, payment processing fees, expenses associated with the operation of the Company’s websites, such as bandwidth and co-location fees, depreciation and maintenance costs for computers, servers, call centers and other equipment, traffic acquisition costs, unit-volume driven rebates, allowance for doubtful accounts in relation to the micro loans and other related incidental expenses that are directly attributable to the Company’s principal operations. Following recent reforms of PRC tax laws, business tax is gradually being replaced by VAT, which is recorded as a reduction of revenue, starting from the year ended March 31, 2013.

(i)	Product development expenses

Product development expenses consist primarily of staff costs and share-based compensation expense and other related incidental expenses that are directly attributable to the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, database and network for the Company’s marketplaces, mobile products as well as transaction and service platforms. In addition, royalty fees accrued and paid to Yahoo up to the closing of the Company’s initial public offering in September 2014 are recorded as part of product development expenses (Note 4(d) and 22).

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all website and software development costs have been expensed as incurred.

(j)	Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, sales commissions, staff costs and share-based compensation expense and other related incidental expenses that are incurred directly to attract or retain buyers and sellers for the Company’s marketplaces.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB1,312 million, RMB2,022 million and RMB4,090 million during the years ended March 31, 2013, 2014 and 2015, respectively.

(k)	Share-based compensation

Share-based awards granted to the Company’s employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital or noncontrolling interests as disclosed in Note 2(d).

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. As the Company was a private company prior to its initial public offering (Note 4(a)), the sources utilized to determine those attributes at the date of measurement are subjective in nature and require the Company to use judgment in applying such information to the share valuation models. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

(l)	Other employee benefits

The Company’s subsidiaries and VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2013, 2014 and 2015, contributions to such plan amounting to RMB816 million, RMB974 million and RMB1,601 million, respectively, were charged to the consolidated income statements.

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2013, 2014 and 2015 were insignificant.

(m)	Income taxes

The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2013, 2014 and 2015.

For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income, net when received. For government grants that contain certain operating conditions, the amounts are recorded as liabilities when received, and are recognized in the consolidated income statements as a reduction of the related costs for which the grants are intended to compensate when the conditions are met.

(o)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the consolidated income statements on a straight-line basis over the lease term.

(p)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents of the Company primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2014 and 2015, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB1,294 million and RMB1,443 million, respectively, which have been classified as cash and cash equivalents on the balance sheets.

(q)	Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in fixed deposits or other investments whereby the Company has the intention to redeem such fixed deposits or other investments within one year. As of March 31, 2014 and 2015, the fixed deposits that were recorded as short-term investments amounted to RMB6,017 million and RMB11,462 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB300 million and RMB1,185 million, respectively.

(r)	Loan receivables and secured borrowings

Loan receivables consist primarily of micro loans extended to small and medium size enterprises that are merchants on the Company’s marketplaces. Such amounts are recorded at the principal amount less allowance for doubtful accounts relating to micro loans, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to micro loans represents the Company’s best estimate of the losses inherent in the outstanding portfolio of loans. The loan periods extended by the Company to the merchants generally range from 7 days to 360 days. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. As of March 31, 2014, allowance for doubtful accounts relating to micro loans amounted to RMB622 million. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)), accordingly the balances of micro loans and allowance for doubtful accounts relating to micro loans became insignificant as of March 31, 2015. For the years ended March 31, 2013, 2014 and 2015, the charge-offs and recoveries in relation to the allowance for doubtful accounts relating to micro loans were also insignificant.

The Company has entered into arrangements with certain third party financial institutions under which the Company has transferred the legal titles or economic benefits in certain loan receivables in exchange for cash proceeds. The Company continues to provide management, administration and collection services on the transferred loan receivables and is subject to certain provisions which require the Company to absorb a portion of the losses incurred in the outstanding portfolio of loan receivables in the event of default. The Company is considered to have retained control over the transferred loan receivables due to the existence of such provisions, and accordingly such loan receivables did not meet the requirements for asset derecognition. Accordingly, the Company recognizes such loan receivables as pledged assets, and the proceeds received from the transfers are recognized as secured borrowings. Such pledged assets recorded in loan receivables amounted to RMB10,217 million and nil as of March 31, 2014 and 2015, respectively.

(s)	Investment securities

The classification of investment securities is based on the Company’s intent, which is re-evaluated at each balance sheet date, with respect to those securities. Investment securities classified as trading securities, comprising of listed equity securities and financial derivatives such as warrants and equity swaps used as market access products to invest in listed equity securities in the PRC, are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has applied the fair value option for convertible bonds subscribed during the years ended March 31, 2014 and 2015. Such fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The convertible bonds accounted for under the fair value option is carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income is recognized using the effective interest rate method which is reviewed and adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(t)	Land use rights

Land use rights represent lease prepayments to the local Bureau of Land and Resources. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 40 - 70 years.

(u)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization less any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 - 5 years
Furniture, office and transportation equipment	3 - 5 years
Buildings	20 - 50 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(v)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

(w)	Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	2 - 6 years
Trade names, trademarks and domain names	3 - 12 years
Developed technology and patents	2 - 5 years
Non-compete agreements	over the contracted term from 2 - 6 years

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(x)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees, intangible assets and goodwill was recognized for the years ended March 31, 2013, 2014 and 2015.

(y)	Investment in equity investees

Equity investments represent the Company’s investments in privately held companies and listed securities. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The Company records its share of the results of such equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. Impairment charges in connection with the cost method investments of RMB245 million, RMB119 million and RMB419 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively. Impairment charges in connection with the equity method investments of nil, nil and RMB438 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively (Note 14).

(z)	Interest rate swaps

In accordance with ASC 815 “Derivatives and Hedging,” all contracts that meet the definition of a derivative should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of interest rate swaps are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the interest rate swaps and whether it qualifies for hedge accounting and is so designated.

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecast payments may qualify as cash flow hedges. During the year ended March 31, 2014, the Company entered into interest rate swaps contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income (loss), net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements in the periods when the underlying hedged transactions (interest payments) affect the consolidated income statements. Upon the termination of the interest rate swaps contracts during the year ended March 31, 2015, the hedging instruments were derecognized from the consolidated balance sheets and accumulated other comprehensive income was recorded in interest and investment income, net resulting a loss of RMB59 million in the consolidated income statements for the year ended March 31, 2015.

Changes in the fair value of interest rate swaps not qualified for hedge accounting are reported in consolidated income statements. The estimated fair value of interest rate swaps is determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. Upon the termination of the interest rate swaps contracts during the year ended March 31, 2015, the interest rate swaps not qualified for hedge accounting were derecognized from the consolidated balance sheets. The fair value change of the interest rate swaps not qualified for hedge accounting held by the Company was nil, gain of RMB102 million and loss of RMB43 million for the years ended March 31, 2013, 2014 and 2015, respectively and such amounts were recorded in interest and investment income, net in the consolidated income statements.

(aa)	Merchant deposits

The Company collects deposits, representing an annual upfront service fee from merchants on Tmall at the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is generated by that merchant on Tmall during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will be non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

(ab)	Deferred revenue and customer advances

Deferred revenue and customer advances represent service fees received from customers that relate to services to be provided in the future. Deferred revenue, mainly relating to membership and storefront fees, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services over the terms of the respective service contracts.

(ac)	Bank borrowing and unsecured senior notes

Bank borrowing and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums. Debt issuance costs incurred which are directly attributable to the debt issuance are capitalized and amortized over the estimated term of the facilities using the effective interest method. Upfront fees, debt discount or premium are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the income statements over the estimated term of the facilities using the effective interest method.

(ad)	Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 33,000,000 and 28,245,662 ordinary shares issued to subsidiaries of the Company for the purpose of certain equity investment plans for management, which were issued at par value, as of March 31, 2014 and 2015, respectively.

(ae)	Subscription receivables

The Company made available loans to certain employees of the Company and its related companies in order to finance their exercise of share options and subscription for ordinary shares of the Company (Note 13). The participants of all such loans have pledged the ownership of their ordinary shares or restricted shares as security for these loans. For accounting purposes, loans outstanding with respect to the exercise of vested options and share subscription are recorded as subscription receivables in equity. Further, unvested options that were exercised are recorded as other current liabilities and they are transferred to equity upon vesting.

(af)	Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2013, 2014 and 2015, appropriations to the general reserve amounted to RMB241 million, RMB1,137 million and RMB267 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ag)	Convenience translation

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and statement of cash flows from RMB into US$ as of and for the year ended March 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.1990, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2015, or at any other rate.

3.	Recent accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, “Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity,” which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU 2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for the Company for all new disposals of components and new classification as held for sale beginning April 1, 2015. The revised guidance will not have a material effect on the Company’s financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Topic 605, Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the interim reporting period ending June 30, 2018, with early application permitted only for the annual reporting period ending March 31, 2018 and the interim reporting periods within this reporting period. The Company is evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

In January 2015, the FASB issued ASU 2015-01, “Income Statement-Extraordinary and Unusual Items,” which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis,” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for the Company for the year ending March 31, 2016 and interim reporting periods during the year ending March 31, 2016. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires debt issuance costs relating to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The new guidance is effective retrospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The revised guidance will not have a material effect on the Company’s financial position, results of operations or cash flows.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

4.	Significant equity transactions and acquisitions

Equity transactions

(a)	Initial public offering

On September 24, 2014, the Company completed its initial public offering on the New York Stock Exchange under the symbol of “BABA.” The Company offered 123,076,931 American Depositary Shares, or ADS, and other selling shareholders, including Yahoo, among others, offered an aggregate of 197,029,169 ADSs. Each ADS represents one ordinary share and was sold to the public at US$68.00 per ADS. On the same date of the initial public offering, the underwriters exercised in full the option to purchase an additional 26,143,903 ADSs and 21,871,997 ADSs at US$68.00 per ADS from the Company and certain other selling shareholders respectively. Net proceeds raised by the Company from the initial public offering amounted to US$10.0 billion after deducting underwriting discounts and commissions and other offering expenses.

(b)	Restructuring of Payment Services

Restructuring of Payment Services in 2011

Pursuant to the regulations issued by the People’s Bank of China, non-bank payment companies were required to obtain a license in order to operate a payment business in the PRC. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, the Company’s management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, the Company divested all of its interest in and control over Alipay, which resulted in deconsolidation of Alipay from the financial statements.

As part of the restructuring, the loan extended for the funding of paid-in capital of Zhejiang Ant Small and Micro Financial Services Company, Ltd. (formerly known as Zhejiang Alibaba E-Commerce Co., Ltd.) (“Ant Financial Services”) that held the equity interests of Alipay was repaid by the management members in full to the Company. Certain agreements entered into between the Company and Ant Financial Services, such as the loan agreement, the pledge agreement for the same equity interests held by certain management members of the Company, the option agreement to acquire the equity interests in Ant Financial Services when permitted by the PRC laws, among others (the “Agreements”), which allowed the Company to control Ant Financial Services, were also terminated.

Following the restructuring during the year ended March 31, 2011, the Company has not consolidated or equity accounted for the entities engaging in Payment Services because the Company has no direct and indirect investment in and does not control or have significant influence over Ant Financial Services, Alipay and their subsidiaries.

During the year ended March 31, 2012, the Company entered into the following commercial arrangements, among others, with APN Ltd., a company owned by two directors of the Company, Yahoo, SoftBank, Alipay, Ant Financial Services, and Ant Financial Services’s equity holders, setting out the mechanism for the future collaboration among the relevant parties relating to the Payment Services:

(i)	Framework Agreement

Pursuant to the terms of the Framework Agreement, the Company will receive from Ant Financial Services an amount equal to 37.5% of the equity value of Alipay less US$500 million (RMB3,100 million), being the face value of the Promissory Note payable, upon a Liquidity Event as defined in this agreement (the “Liquidity Payment”). Under no circumstances will the amount of the Liquidity Payment plus US$500 million be less than US$2.0 billion (RMB12.4 billion) or more than US$6.0 billion (RMB37.2 billion), subject to certain increases and additional payments if a Liquidity Event does not occur by the sixth anniversary of the agreement. If a Liquidity Event does not occur by the tenth anniversary of this agreement, the Company will have a right to demand Ant Financial Services and Alipay to effect a Liquidity Event as soon as practicable, provided that the equity value or enterprise value of Alipay at such time exceeds US$1.0 billion (RMB6.2 billion). If the Liquidity Event is demanded by the Company, the minimum amount of US$2.0 billion (RMB12.4 billion) described above will not apply to the Liquidity Payment, unless the Liquidity Event is effected by means of a transfer of more than 37.5% of the securities of Alipay. Upon payment of the Liquidity Payment, certain assets and intellectual property related to the operations of Payment Services, which were retained by the Company (the “Retained Business Assets”), will be transferred to Alipay.

“Liquidity Event” means the earliest to occur of: (a) a qualified initial public offering of Alipay; (b) a transfer of 37.5% or more of the securities of Alipay; or (c) a sale of all or substantially all of the assets of Alipay.

In addition, the Company received a non-interest bearing promissory note (the “Promissory Note”) in the principal amount of US$500 million (RMB3,100 million) with a seven-year maturity from APN Ltd. The Promissory Note was secured by a pledge of 50 million ordinary shares of the Company, which were contributed by two directors of the Company to APN Ltd. The Promissory Note formed part of the consideration for the transfer of the Retained Business Assets upon the Liquidity Event and the Promissory Note was payable upon the earlier of the occurrence of the Liquidity Event or December 14, 2018. The Framework Agreement was subsequently amended and pursuant to the terms of the amendment, the Promissory Note was cancelled and the amount of the Liquidity Payment which the Company would be entitled to receive in the event of a Liquidity Event was increased by US$500 million, the principal amount of the cancelled Promissory Note.

(ii)	Intellectual Property License and Software Technology Services Agreement (“IPLA”)

Under the terms of this agreement, the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to downward adjustments upon certain dilutive equity issuances by Ant Financial Services or Alipay, but in no case below 30.0%. If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. This agreement will terminate at the earlier of (a) the payment of the Liquidity Payment, and (b) such time when termination may be required by applicable regulatory authorities in connection with a qualified initial public offering by Alipay.

(iii)	Commercial Agreement

Under the terms of this agreement, the Company receives payment processing services from Alipay, the fee rate for which is subject to review and approval by the Company’s independent directors designated by Yahoo and SoftBank on an annual basis (the “Payment Processing Fee”). This agreement has an initial term of fifty years and shall be renewable thereafter. If the commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to the Company by Ant Financial Services as compensation for the impact of such adjustment. Expenses in connection with the Payment Processing Fee of RMB1,646 million, RMB2,349 million and RMB3,853 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively (Note 22).

All closing conditions attached to the Framework Agreement and related supplemental arrangements were fulfilled in December 2011.

Restructuring of Payment Services in 2014

The Framework Agreement and related supplemental arrangements were terminated in August 2014 upon the restructuring of the commercial agreements with Payment Services when the Company entered into a share and asset purchase agreement (the “SAPA”) with Ant Financial Services, the other parties to the Framework Agreement entered into in 2011, Hangzhou Junhan Equity Investment Partnership (“Junhan”) and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership the interests in which are held by certain members of the Alibaba Partnership.

Pursuant to the SAPA, the Company agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the micro loan business and related services (the “Transferred Business”) to Ant Financial Services for aggregate cash consideration of RMB3,219 million. In addition, the Company entered into software system use and service agreements with Ant Financial Services relating to the know-how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services. In calendar years 2015 to 2017, the Company will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans managed by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the “SME Annual Fee”). The SME Annual Fee of RMB90 million was recorded in other revenue in the consolidated financial statements for the year ended March 31, 2015.

In connection with the SAPA, the Company also entered into an amendment and restatement of the Intellectual Property License and Software Technology Services Agreement (the “Amended IPLA”), pursuant to which the Company licenses certain intellectual property and provides certain software technology services related to Alipay’s current operations and the Transferred Business. Under the Amended IPLA, the Company will receive royalty streams and a service fee (collectively, the “Amended IPLA Payments”) which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments. In addition, if the Company acquires any equity interest in Ant Financial Services, the Company will transfer an agreed portion of the underlying intellectual property to Ant Financial Services at the time of such equity issuance. At the same time, the Amended IPLA Payments will also be reduced in proportion to such equity issuances made to the Company.

Income in connection with the royalty fee and software technology services fee under IPLA and the Amended IPLA Payments, net of costs incurred by the Company, of RMB277 million, RMB1,764 million and RMB1,667 million was recorded in other income in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively (Note 22).

Pursuant to the terms of the SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion (a “Qualified IPO”), if the Company’s total ownership of equity interests in Ant Financial Services has not reached 33%, the Company would be entitled at its election to receive a one-time payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquires equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services’s equity value used to calculate such liquidity event payment will be reduced proportionately.

In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the Amended IPLA Payments in perpetuity, subject to the receipt of regulatory approvals. In connection with a Qualified IPO and if the Company so elects, Ant Financial Services must use its commercially reasonable efforts to obtain the required approvals for continued payments under the Amended IPLA. If such approvals are not obtained, Ant Financial Services will pay the liquidity event payment as described above to the Company.

The SAPA provides for future potential equity issuances to the Company by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and the Company will purchase newly issued equity interests in Ant Financial Services up to a 33% equity interest, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Ant Financial Services, the Company’s right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the maximum equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive equity issuances by Ant Financial Services in and following such Qualified IPO. If the Company acquires an equity interest in Ant Financial Services pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement under the Amended IPLA will be proportionately reduced based on the amount of equity interests acquired by the Company.

Concurrently with the SAPA, the Company entered into other ancillary agreements, including a data sharing agreement, an SME loan cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, large-scale computing services and certain other services to Ant Financial Services on a cost-plus basis. In addition, the existing Alipay Commercial Agreement will continue as currently in effect.

The terms of the SAPA, the Amended IPLA and other ancillary agreements took effect immediately upon their execution in August 2014. The transfer of the Transferred Business was completed in February 2015, a gain on disposal of RMB306 million was recorded in interest and investment income, net of the consolidated financial statements for the year ended March 31, 2015. Certain assets and liabilities, such as restricted cash and escrow receivables of RMB3,495 million, loan receivables, net of RMB23,363 million, secured borrowings of RMB15,417 million and escrow money payable of RMB3,495 million were derecognized from the consolidated balance sheet of the Company upon the completion of the transfer of the Transferred Business.

For accounting purposes, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder as restructuring reserve in the statement of changes in shareholders’ equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company is accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be 5 years. The amortization of the excess value of RMB166 million was recorded in the other income, net of the consolidated income statement for the year ended March 31, 2015. Furthermore, the Company accounts for the Amended IPLA Payments and the SME Annual Fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

(c)	Privatization of Alibaba.com Limited

In May 2012, the proposal to privatize Alibaba.com Limited by way of a scheme of arrangement under Section 86 of the Cayman Islands Companies Law was approved by a sufficient majority of the independent shareholders of Alibaba.com Limited. As part of the privatization, all outstanding shares of Alibaba.com Limited, other than those held by the Company were cancelled in exchange for a cash payment of HK$13.50 per share, for a total amount of RMB15.1 billion. On June 20, 2012, the scheme of arrangement was approved and the listing of the shares in Alibaba.com Limited on the Hong Kong Stock Exchange was withdrawn. The rationale for the privatization was to enable Alibaba.com Limited to enhance and realign its strategies with a focus on longer term benefits to its business. Further, all outstanding share-based awards relating to shares of Alibaba.com Limited were cancelled in exchange for an agreement to make a cash payment to the holders of the awards. The Company offered HK$13.50 for each RSU and restricted share and an amount equal to HK$13.50 minus the relevant exercise price for each share option. The agreement provided that the cash payment to former holders of such awards would be made by the Company in accordance with the pre-existing vesting schedules for the original grants of the awards. As of March 31, 2013, 2014 and 2015, the Company had commitments to pay RMB384 million, RMB133 million and RMB34 million, respectively, upon vesting of such cancelled share-based awards, of which RMB238 million, RMB87 million and RMB25 million was accrued expenses, accounts payable and other current liabilities on the consolidated balance sheets, respectively. During the year ended March 31, 2013, the incremental share-based compensation expense of RMB64 million was recognized in the consolidated income statement in connection with the modification with respect to the cash settlement of the vested awards. Following the privatization, Alibaba.com Limited became a wholly-owned subsidiary of the Company, which resulted in a reduction in noncontrolling interest of RMB2,636 million.

(d)	Repurchase of Ordinary Shares from Yahoo

In September 2012, the Company completed the repurchase of 523 million ordinary shares from Yahoo for a total consideration of US$7.1 billion (RMB44.9 billion) (the “Initial Repurchase”). Out of the total consideration, US$6.3 billion (RMB39.8 billion) was paid in cash and the balance was settled in preference shares of the Company with a liquidation preference amount of US$800 million (RMB5.1 billion) (the “Redeemable Preference Shares”). The shares repurchased from Yahoo were subsequently retired by the Company during the year ended March 31, 2013. Further, the repurchase agreement, as amended, provided that upon a qualified initial public offering of the Company meeting certain specified criteria (a “Qualified IPO of the Company”), Yahoo must sell or transfer, at the Company’s election, up to 140 million ordinary shares either in the Qualified IPO of the Company or to the Company at the initial public offering price per share in the Qualified IPO of the Company less certain specified fees and commissions. In connection with the Company’s initial public offering in September 2014, Yahoo sold 140 million ADSs representing 140 million ordinary shares of the Company.

The holders of the Redeemable Preference Shares were entitled to cumulative, semi-annual dividends at a rate of up to 10% per annum, subject to certain adjustments tied to the credit assessment of the Company, with at least 3% per annum payable in cash on pre-determined dividend payment dates and the remaining amount accrued to the liquidation preference. The Redeemable Preference Shares were redeemable at an amount equal to the liquidation preference plus accrued and unpaid dividends at the Company’s option at any time, and were mandatorily redeemable at the earlier of the tenth anniversary of the closing date of their issuance or the occurrence of certain specified events. The Redeemable Preference Shares had no voting rights and are not convertible into ordinary shares. For accounting purposes, the Redeemable Preference Shares were classified as liabilities because they are mandatorily redeemable by the Company. Dividends on the Redeemable Preference Shares amounting to RMB271 million and RMB96 million for the years ended March 31, 2013 and 2014, respectively, were recognized as interest expense in the consolidated income statements and credited to accrued expenses, accounts payable and other current liabilities on the balance sheets. The Redeemable Preference Shares were subsequently redeemed in May 2013.

Concurrent with the closing of the Initial Repurchase, the Company and Yahoo amended the existing Technology and Intellectual Property Licensing Agreement (“TIPLA”), pursuant to which the Company made a lump sum payment in the amount of US$550 million (RMB3,487 million) to Yahoo. Under the amended agreement, the existing royalty payment arrangement now continues until the fourth anniversary of the effective date of the amendment, unless a Qualified IPO of the Company is consummated at an earlier date which would terminate the royalty payment arrangement upon the consummation of a Qualified IPO of the Company. The lump sum payment of US$550 million (RMB3,487 million) was recognized as an expense in full immediately.

The Initial Repurchase and the lump sum royalty payment described above were financed by the Redeemable Preference Shares as well as by (i) the issuance of ordinary shares of the Company for total proceeds of US$2.6 billion (RMB16.4 billion); (ii) the issuance of convertible preference shares of the Company with a liquidation preference of US$1.7 billion (RMB10.7 billion) (the “Convertible Preference Shares”), net of issuance cost of RMB157 million; (iii) certain loan facilities obtained by the Company; and (iv) existing cash of the Company.

The Convertible Preference Shares were redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at the Company’s option at any time subsequent to the first anniversary of the issue date if certain conditions were met, and were mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed. The holders of the Convertible Preference Shares were entitled to semi-annual dividends at a pre-determined rate until such shares were redeemed. Such dividend rate shall be 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the Convertible Preference Shares were redeemed or converted into ordinary shares. The Convertible Preference Shares were convertible at the holder’s option at any time at an initial conversion price of US$18.50 per share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the Convertible Preference Share purchase agreement. The holders of such shares had no voting rights. The Convertible Preference Shares were classified in the mezzanine section between liabilities and equity on the balance sheets due to their mandatory redemption provision. Costs incurred in connection with the issuance of the Convertible Preference Shares were recorded as a reduction of the related proceeds received, and the related accretion was charged against additional paid-in capital over the period from the issuance date until the mandatory redemption date of such shares. The Convertible Preference Shares were subsequently converted into ordinary shares of the Company upon the closing of the Company’s initial public offering in September 2014 (Note 4(a)).

Mergers and acquisitions

(e)	Acquisition of AutoNavi Holdings Limited (“AutoNavi”)

In May 2013, the Company completed an investment of newly issued ordinary shares and convertible preferred shares in AutoNavi representing a 28% equity interest on a fully-diluted basis. AutoNavi is a provider of digital map content and navigation and location based solutions in the PRC that was listed on the Nasdaq Global Select Stock Market (“Nasdaq”). The investment in convertible preferred shares of RMB1,285 million was accounted for under the cost method given that the convertible preferred shares were not considered in-substance common stock due to the existence of certain terms such as liquidation preference over ordinary shares, and the investment in ordinary shares of RMB533 million was accounted for under the equity method given the existence of significant influence.

In July 2014, the Company completed an acquisition of all of the issued and outstanding shares of AutoNavi that the Company did not previously own. Following the completion of the transaction, AutoNavi became a wholly-owned subsidiary of the Company and the listing of the ADS of AutoNavi on the Nasdaq was withdrawn.

The total cash consideration of US$1,032 million (RMB6,348 million) was paid upon the closing of the transaction. The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,236
Amortizable intangible assets (i)
User base and customer relationships	255
Trade names, trademarks and domain names	249
Developed technology and patents	1,387
Goodwill	4,380
Deferred tax assets	72
Deferred tax liabilities	(284)

Total	8,295

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	6,348
- fair value of previously held equity interests	1,947

Total	8,295

(i)	Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.0 years.

A gain of RMB284 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of AutoNavi in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. As AutoNavi was a publicly listed company prior to this step acquisition, the fair value of the previously held equity interest was estimated based on the market price upon the completion of the transaction, with an adjustment made to remove the effect of control premium embedded in the transaction price.

The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to develop and provide online-to-offline/offline-to-online commerce and location-based services to its mobile commerce user base. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AutoNavi and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

(f)	Acquisition of Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.) (“Alibaba Pictures”)

In June 2014, the Company completed an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures. Alibaba Pictures is a producer of movies and television programs in the PRC that is listed on the Hong Kong Stock Exchange.

The total purchase price consisted of cash consideration of HK$6,244 million (RMB4,955 million) which represented a price of HK$0.50 per share. The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,899
Amortizable intangible assets (ii)
User base and customer relationships	4
Trade names, trademarks and domain names	95
Others	38
Goodwill	9,759
Deferred tax assets	13
Deferred tax liabilities	(17)
Noncontrolling interests (iii)	(10,836)

Total	4,955

(i)	Net assets include the cash consideration of RMB4,955 million.

(ii)	Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.

(iii)	Given that the trading of Alibaba Pictures shares was suspended from August 2014 onwards pending the investigation of certain non-compliant matters, the Company determined that the closing market price of HK$1.60 per share as of the acquisition date may not be a reliable estimate of the fair value of the noncontrolling interest and the Company recorded the noncontrolling interest at the purchase price of HK$0.50 per share in the preliminary purchase price allocation. However, subsequent to the date of resumption of trading in December 2014, the Company made a measurement period adjustment with reference to the traded market price as of the acquisition date in measuring the fair value of the noncontrolling interest based on the fact that it approximated the closing price on the date of resumption of trading in December 2014, which is reflective of the market’s reaction to the non-compliant matters and the inspection results in connection therewith which existed as of the acquisition date. The adjustment to the preliminary purchase price allocation impacted goodwill, intangible assets, deferred tax assets and noncontrolling interest and are reflected in the table above.

The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to advance the Company’s vision of making media entertainment available to its customers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the entertainment and media industry in the PRC.

Subsequently in June 2015, Alibaba Pictures entered into a placing agreement with certain independent placing agents in relation to the placing for certain ordinary shares at the placing price of HK$2.90 per share. The aggregate gross proceeds from such placing amounted to approximately HK$12,179 million (RMB9,647 million). The Company’s equity interest in Alibaba Pictures was diluted from 59.4% to 49.5% upon completion of this transaction.

As a result of the dilution, the Company deconsolidated the financial results of Alibaba Pictures since then and recognized a gain of RMB24,734 million arising from such deconsolidation (unaudited).

(g)	Acquisition of UCWeb Inc. (“UCWeb”)

In June 2014, the Company exchanged all of the issued and outstanding shares in UCWeb held by the other shareholders that the Company did not previously own. Prior to this transaction, UCWeb was an equity investee which was accounted for under the cost method and was 66% owned by the Company with a carrying amount of RMB4,394 million. UCWeb is a developer of mobile web browsers in the PRC.

The total exchange consideration consisted of 12.3 million restricted shares and RSUs of the Company and approximately US$458 million (RMB2,826 million) in cash. Out of the total exchange consideration, 3.4 million restricted shares and RSUs which is classified as equity, as well as approximately cash consideration of US$126 million (RMB777 million) to be settled on a deferred basis. The fair value of restricted shares and RSUs approximate US$613 million (RMB3,782 million) as of the acquisition date.

The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,159
Amortizable intangible assets (ii)
User base and customer relationships	106
Trade names, trademarks and domain names	591
Developed technology and patents	561
Non-compete agreements	1,823
Goodwill	10,376
Deferred tax liabilities	(21)

Total	14,595

Total purchase price comprised of:
- cash consideration	2,826
- share-based consideration	3,782
- fair value of previously held equity interests	7,987

Total	14,595

(i)	Net assets acquired included noncontrolling interests of RMB220 million that is classified as mezzanine equity.

(ii)	Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.4 years.

A gain of RMB3,593 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of UCWeb in interest and investment income, net in the consolidated income statements for the year ended March 31, 2015. The fair value of the previously held equity interest was measured using an income approach determined by the Company. As UCWeb is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and adjustments for lack of control.

The rationale for this transaction is to enable the Company to increase user acquisition and engagement. The Company believes the acquisition will help to provide the Company with access to mobile users. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of UCWeb and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

(h)	Acquisition of Shenzhen OneTouch Business Services Ltd. (“OneTouch”)

In May 2014, the Company completed an acquisition of the remaining interests of OneTouch. The total purchase price consisted of cash consideration of RMB790 million and contingent consideration with a fair value of RMB1,094 million. Prior to this transaction, the Company had previously invested 65% interest in OneTouch by cash consideration and contingent consideration in 2011 and OneTouch was an equity investee which was accounted for under the equity method with a carrying amount of RMB196 million. OneTouch is a provider of comprehensive export-related services tailored to the needs of small businesses in the PRC, including customs clearance, logistics, cargo insurance, currency exchange, tax refund, financing and certification.

The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	105
Amortizable intangible assets (i)
User base and customer relationships	25
Trade names, trademarks and domain names	196
Developed technology and patents	4
Non-compete agreements	703
Goodwill	3,998
Deferred tax liabilities	(232)

Total	4,799

Total purchase price comprised of:
- cash consideration	790
- contingent cash consideration	1,094
- fair value of previously held equity interests	2,915

Total	4,799

(i)	Acquired amortizable intangible assets have estimated amortization periods not exceeding five years and a weighted-average amortization period of 4.5 years

The amount of the contingent consideration will be determined based on a formula tied to certain future operating targets of OneTouch for the year ending March 31, 2017, which will not exceed RMB3,420 million. The fair value of the contingent consideration included in the total purchase price represents a probability-weighted outcome based on the Company’s analysis of the likelihood of the various scenarios underlying this arrangement. A gain of RMB2,719 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of OneTouch in interest and investment income, net in the consolidated income statements for the year ended March 31, 2015.

The fair value of the previously held equity interest was measured using an income approach determined by the Company. As OneTouch is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and adjustments for lack of control.

The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to serve the sellers on the international wholesale marketplace by adding a wide range of export-related value-added services. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of OneTouch and the Company, the assembled workforce and their knowledge and experience surrounding export-related services to small businesses in the PRC.

As of March 31, 2013, 2014 and 2015 the Company assessed the operating and financial targets in connection with the previous and current contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized an increase in fair value of contingent consideration of RMB22 million, RMB178 million and RMB85 million in the consolidated income statements for the years ended March 31, 2013, 2014 and 2015, respectively.

(i)	Other acquisitions

Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Net assets	540	24	266
Identifiable intangible assets	104	486	421
Deferred tax assets	—	—	5
Deferred tax liabilities	(23)	(29)	(95)

	621	481	597
Noncontrolling interests	(294)	—	(269)

Net identifiable assets acquired	327	481	328
Goodwill	152	543	1,806

Total purchase consideration	479	1,024	2,134
Fair value of previously held equity interests	(300)	—	(107)
Purchase consideration settled	(96)	(731)	(1,927)

Contingent/deferred consideration as of year end	83	293	100

Total purchase consideration comprised of:
- cash consideration	140	843	2,027
- fair value of previously held equity interests	300	—	107
- share-based consideration	39	181	—

Total	479	1,024	2,134

In addition, during the year ended March 31, 2013, the Company completed an acquisition of the remaining noncontrolling interests of a partially owned subsidiary of which the Company held 79.1% of the economic interests immediately prior to the acquisition. The total purchase price consisted of cash consideration of RMB335 million, as well as ordinary shares, the fair value of which equaled RMB141 million as of the acquisition date which was recorded as an equity transaction.

A loss of RMB4 million, nil and RMB61 million in relation to the revaluation of previously held equity interest was recognized in the consolidated income statement for the years ended March 31, 2013, 2014 and 2015.

Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

Equity investments and others

(j)	Investment in Meizu Technology Corporation Limited (“Meizu”)

In February 2015, the Company completed an investment in convertible preferred shares of Meizu representing an equity interest of approximately 29% on a fully-diluted basis. Meizu is one of the leading smartphone manufacturers in the PRC. The total cash consideration of US$590 million (RMB3,619 million) was paid upon the closing of the transaction. The convertible preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in convertible preferred shares is accounted for under the cost method (Note 14).

(k)	Investment in Intime Retail (Group) Company Limited (“Intime”)

In July 2014, the Company completed the subscription for newly issued ordinary shares representing a 9.9% equity interest in Intime. Intime is one of the leading department store operators in the PRC that is listed on the Hong Kong Stock Exchange. In addition, the Company completed a subscription for a convertible bond which is convertible into ordinary shares of Intime and upon conversion would increase the Company’s equity interest in Intime to approximately 26%. The convertible bond has a maturity date which is the third anniversary of the issue date of the bond unless previously converted or redeemed upon the occurrence of certain redemption events, and bears an interest of 1.5% per annum on the principal amount of the bond. The total cash consideration of HK$5,368 million (RMB4,264 million) was paid upon the closing of the transaction. The investment in ordinary shares in Intime is accounted for as an available-for-sale security and the investment in the convertible bond is accounted for under the fair value option (Note 12).

(l)	Investment in Singapore Post Limited (“SingPost”)

In July 2014, the Company completed the acquisition of ordinary shares in SingPost, which consists of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10% of the issued share capital of SingPost. SingPost is a national post service provider in Singapore and a leading provider of e-commerce logistics solutions in the Asia-Pacific region that is listed on the Singapore Exchange. The total purchase price of approximately S$313 million (RMB1,548 million) has been paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 12).

In July 2015, the Company entered into a joint venture agreement with SingPost, pursuant to which the Company will invest up to approximately S$92 million (RMB412 million) for a 34% equity interest in a wholly-owned subsidiary of SingPost, which provides end-to-end e-commerce logistics and fulfillment services across the Asia Pacific region. The completion of this transaction is subject to a number of customary closing conditions. (unaudited)

In addition, the Company agreed to subscribe for newly issued ordinary shares of SingPost, representing approximately 5% of the existing issued share capital of SingPost. Upon completion, the Company’s equity interest in SingPost would increase to approximately 15%. The total cash consideration for the subscription is approximately S$187 million (RMB837 million). The completion of this transaction is subject to a number of conditions including the approval by the shareholders of SingPost and certain regulatory authorities. (unaudited)

(m)	Investment in Youku Tudou Inc. (“Youku Tudou”)

In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% on a fully-diluted basis in Youku Tudou. Youku Tudou, a company that is listed on the New York Stock Exchange, is one of the Internet television companies in the PRC. The cash consideration of US$1,090 million (RMB6,723 million) was paid and the Company appointed one director to Youku Tudou upon the closing of the transaction. Such investment is accounted for under the equity method (Note 14). Out of the total purchase consideration, RMB918 million was allocated to amortizable intangible assets, RMB4,158 million was allocated to goodwill, RMB230 million was allocated to deferred tax liabilities and RMB1,877 million was allocated to net assets acquired.

(n)	Investment in Alibaba Health Information Technology Limited (formerly known as CITIC 21CN Company Limited) (“Alibaba Health”)

In April 2014, the Company completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. Alibaba Health, a company that is listed on the Hong Kong Stock Exchange, is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in the PRC. The cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction. Such investment is accounted for under the equity method (Note 14). Out of the total purchase consideration, RMB100 million was allocated to amortizable intangible assets, RMB157 million was allocated to goodwill, RMB25 million was allocated to deferred tax liabilities and RMB509 million was allocated to net assets acquired.

(o)	Investment in Weibo Corporation (“Weibo”)

In April 2014, in connection with Weibo’s initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,764 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares to be issued in connection with Weibo’s initial public offering). Weibo is a social media platform in the PRC that is listed on the Nasdaq. All preferred shares previously held by the Company were automatically converted into ordinary shares upon completion of Weibo’s initial public offering. Prior to the transaction, Weibo was an equity investee accounted for under the cost method in which the Company initially acquired an 18% equity interest on a fully-diluted basis for a cash consideration of US$586 million (RMB3,645 million) in April 2013. After the transaction in April 2014, such investment is accounted for under the equity method (Note 14). Out of the total purchase consideration, which included the cash purchase price and the carrying amount of the previously held interest in Weibo, RMB1,126 million was allocated to amortizable intangible assets, RMB3,978 million was allocated to goodwill, RMB282 million was allocated to deferred tax liabilities and RMB1,548 million was allocated to net assets acquired.

(p)	Investment in Haier Electronics Group Co., Ltd. (“Haier”)

In March 2014, the Company completed an acquisition of ordinary shares representing an approximately 2% equity interest in Haier, a company that is listed on the Hong Kong Stock Exchange, which is principally engaged in the research, development, manufacture and sale of electrical appliances, especially large electrical appliances such as refrigerators and air conditioners. The purchase price consisted of cash consideration of HK$965 million (RMB763 million). Such investment is accounted for as an available-for-sale investment security (Note 12).

In addition, the Company completed an acquisition of a 9.9% equity interest in a wholly-owned subsidiary of Haier which is engaged in the logistics business in the PRC, and the purchase price consisted of cash consideration of HK$540 million (RMB427 million). Such investment is accounted for under the equity method given the existence of significant influence (Note 14). RMB252 million of the purchase price was allocated to amortizable intangible assets and goodwill, RMB20 million was allocated to deferred tax liabilities and RMB195 million was allocated to net assets acquired.

Furthermore, the Company completed a subscription for a convertible bond for a purchase price of HK$1,316 million (RMB1,044 million) which is either convertible into ordinary shares of Haier or exchangeable into a 24% equity interest in the logistics business of Haier, subject to the receipt of certain regulatory approvals. The entire convertible bond is accounted for under the fair value option and recorded under investment securities (Note 12).

(q)	Investment in Zhejiang Cainiao Supply Chain Management Co., Ltd. (“Cainiao”)

In May 2013, the Company made a commitment to invest RMB2,150 million in a newly formed joint venture together with other third parties which owns Cainiao. In February 2014, the Company made a further commitment to invest an additional RMB250 million in the joint venture. Cainiao is the operator of a nationwide logistics infrastructure and information sharing system in the PRC, in which the Company owns a 48% equity interest. As of March 31, 2015, the Company invested a total amount of RMB2,400 million in Cainiao. For accounting purposes, the joint venture is accounted for under the equity method (Note 14).

Equity transactions and acquisitions that were not completed as of March 31, 2015

(r)	Investment in Suning Commerce Group Limited (“Suning”) (unaudited)

In August 2015, the Company entered into an investment agreement with Suning, pursuant to which the Company agreed to invest in newly issued ordinary shares which represent a 19.99% equity interest in Suning. Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. The total cash consideration is expected to approximate RMB28.3 billion. Concurrent with the Company’s investment in Suning, Suning agreed to subscribe for up to 27.8 million newly issued ordinary shares of the Company (subject to reduction due to exchange rate adjustment) which represent a 1.1% equity interest in the Company for a cash consideration of US$81.51 per ordinary share. As part of the transaction, the Company and Suning have entered into a strategic collaboration agreement to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives. The completion of these transactions is subject to a number of customary closing conditions including the approval by certain regulatory authorities.

(s)	Establishment of a joint venture with Ant Financial Services

In June 2015, the Company and Ant Financial Services agreed to set up a joint venture under the brand name Koubei in which the Company’s capital injection will include cash of RMB3.0 billion as well as injection of certain businesses. The joint venture will target to capture opportunities in the local services market with an initial focus on the food and beverage market in the PRC. The completion of this transaction is subject to a number of customary closing conditions.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(t)	Restructuring of Alibaba Health

In April 2015, the Company entered into a share purchase agreement with Alibaba Health pursuant to which the Company agreed to sell the operations of the Company’s Tmall online pharmacy business to Alibaba Health. Immediately prior to the closing of this transaction, the Company owned an approximately 90% equity interest in Tmall online pharmacy business. The consideration for the sale of the Company’s interests in Tmall online pharmacy business will be satisfied at completion by the issuance of certain ordinary shares and convertible bonds of Alibaba Health. The aggregate principal amount of the convertible bonds will be HK$2,160 million (RMB1,711 million). Upon the completion of the transaction, the Company’s effective equity interest in Alibaba Health will be increased from approximately 38% to approximately 53%, and will be further increased to approximately 55% upon the conversion of the convertible bonds. The completion of this transaction is subject to a number of conditions including the approval by the shareholders of Alibaba Health and the listing committee of the Hong Kong Stock Exchange.

In July 2015, the Company obtained control over the holding company that holds an approximately 54% equity interest in Alibaba Health (including the 38% effective equity interest hold by the Company). As a result, Alibaba Health became a consolidated subsidiary of the Company. (unaudited)

(u)	Investment in Beijing Shiji Information Technology Co., Ltd. (“Shiji Information”)

In September 2014, the Company entered into a share purchase agreement Shiji Information, pursuant to which the Company agreed to invest in newly issued ordinary shares which represent a 15% ownership interest in Shiji Information. Shiji Information, a company that is listed on Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. The total cash consideration is expected to approximate RMB2,810 million. The completion of this transaction is subject to a number of customary closing conditions.

5.	Revenue

Revenue breakdown is as follows:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
China commerce
Retail (i)
Online marketing services	19,697	29,729	37,509
Commission	6,161	12,023	21,201
Others	1,112	1,080	1,022

	26,970	42,832	59,732
Wholesale (ii)	2,197	2,300	3,205

Total China commerce	29,167	45,132	62,937

International commerce
Retail (iii)	392	938	1,768
Wholesale (iv)	3,768	3,913	4,718

Total international commerce	4,160	4,851	6,486

Cloud computing and Internet infrastructure (v)	650	773	1,271
Others (vi)	540	1,748	5,510

Total	34,517	52,504	76,204

(i)	Revenue from China commerce retail is primarily generated from the Company’s China retail marketplaces.

(ii)	Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and online marketing services revenue.

(iii)	Revenue from International commerce retail is primarily generated from AliExpress.

(iv)	Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and online marketing services revenue.

(v)	Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)	Other revenue mainly represents interest income generated from micro loans, revenue from online marketing and other services provided by UCWeb and AutoNavi and SME Annual Fee received from Ant Financial Services.

Revenue by type of service is as follows:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Online marketing services
P4P and display marketing	18,130	27,869	36,197
Other online marketing services	2,551	3,059	3,938

Total online marketing services	20,681	30,928	40,135
Commission	6,412	12,778	22,705
Membership fees and value-added services	5,086	5,135	6,431
Others (i)	2,338	3,663	6,933

Total	34,517	52,504	76,204

(i)	Other revenue mainly represents revenue from cloud computing and Internet infrastructure, interest income generated from micro loans, revenue from online marketing and other services provided by UCWeb and AutoNavi, storefront fees and SME Annual Fee received from Ant Financial Services.

6.	Other income, net

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Royalty fee and software technology services fee charged to Ant Financial Services and Alipay (Note 22)	277	1,764	1,667
Government grants (i)	388	252	327
Amortization of the excess value in relation to the restructuring of Payment Services (Note 4(b))	—	—	(166)
Others	229	413	658

Total	894	2,429	2,486

(i)	Government grants mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development.

7.	Income tax expenses

Composition of income tax expenses

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Current income tax expense	1,353	1,730	4,757
Deferred taxation	104	1,466	1,659

	1,457	3,196	6,416

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2013, 2014 and 2015. The Company’s subsidiaries incorporated in other jurisdictions such as the United States and Japan were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company’s subsidiaries operate and generate income.

Current income tax expense primarily represents the provision for PRC Enterprise Income Tax (“EIT”) for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as having status as a Software Enterprise and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable year, a 50% reduction for the subsequent three years. In addition, a duly recognized Key Software Enterprise within China’s national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every two years. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

•	Alibaba (China) Technology Co. Ltd. (“Alibaba China”), an entity primarily engaged in the operations of the Company’s wholesale marketplaces, was recognized as a High and New Technology Enterprise and Key Software Enterprise during the taxation years of 2012, 2013 and 2014, and was thereby entitled to an EIT rate of 10% during these taxation years.

•	Taobao (China) Software Co. Ltd. (“Taobao China”), an entity primarily engaged in the operations of Taobao Marketplace, was recognized as a High and New Technology Enterprise and has been recognized as a Key Software Enterprise during the taxation years of 2012, 2013 and 2014 and was thereby subject to an EIT rate of 10% during such taxation years.

•	Zhejiang Tmall Technology Co. Ltd. (“Tmall China”), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in taxation year of 2014. Accordingly, Tmall China was exempted from EIT during the taxation years of 2012 and 2013 and entitled to an EIT rate of 12.5% during the taxation year of 2014 and 2015.

The financial statements did not reflect the potential tax rate adjustments that may arise from the renewal of Key Software Enterprises status by Alibaba China and Taobao China for the taxation year of 2015 because official process for review and renewal did not yet commence as of March 31, 2015. Accordingly, Alibaba China and Taobao China applied an EIT rate of 15% in the financial statements in respect of such period.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2013, 2014 and 2015.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2015, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends.

Composition of deferred tax assets and liabilities

	March 31,
	2014	2015
	(in millions of RMB)
Deferred tax assets
Current:
Deferred revenue and customer advances	29	24
Tax losses carried forward and others (i)	283	381

	312	405
Less: Valuation allowance	(121)	(149)

Total deferred tax assets, current portion (Note 13)	191	256

Non-current:
Deferred revenue and customer advances	30	31
Property and equipment	14	14
Tax losses carried forward and others (i)	908	1,139

	952	1,184
Less: Valuation allowance	(886)	(1,027)

Total deferred tax assets, non-current portion (Note 13)	66	157

Total deferred tax assets	257	413

Deferred tax liabilities
Current:
Others	—	(17)
Non-current:
Withholding tax on undistributed earnings (ii)	(2,034)	(3,891)
Identifiable intangible assets	(72)	(575)
Others	(30)	(27)

Total deferred tax liabilities, non current portion	(2,136)	(4,493)

Total deferred tax liabilities	(2,136)	(4,510)

Net deferred tax liabilities	(1,879)	(4,097)

(i)	Others primarily represent accrued expenses which are not deductible until paid under PRC tax laws.

(ii)	The related deferred tax liabilities as of March 31, 2014 and 2015 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends.

Valuation allowances have been provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently reduce the income tax expenses.

As of March 31, 2015, the accumulated tax losses of subsidiaries incorporated in Hong Kong, the United States and Japan, subject to the agreement of the relevant tax authorities, of RMB1,310 million, RMB984 million and RMB7 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong has no time limit, while the tax losses in the United States will expire, if unused, in the years ending March 31, 2019 through 2035. The tax losses in Japan will expire, if unused, in the years ending March 31, 2019 through 2024. The accumulated tax losses of subsidiaries incorporated in PRC, subject to the agreement of the PRC tax authorities, of RMB2,311 million as of March 31, 2015 will expire, if unused, in the years ending March 31, 2016 through 2020.

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB, except per share data)
Income before income tax and share of results of equity investees	10,112	26,802	32,326
Income tax computed at statutory EIT rate (25%)	2,528	6,701	8,082
Effect of different tax rates available to different jurisdictions	79	(9)	33
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(3,744)	(6,414)	(5,881)
Non-deductible expenses and non-taxable income, net (i)	1,806	1,657	3,368
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(293)	(483)	(1,096)
Withholding tax on the earnings remitted and anticipated to be remitted	863	1,445	1,898
Change in valuation allowance and others	218	299	12

Income tax expenses	1,457	3,196	6,416

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	1.64	2.95	2.57

(i)	Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense, equity-settled donation expense, Yahoo TIPLA amendment payment, interest expense, exchange differences and investment income (loss).

(ii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.

8.	Share-based awards

Share-based awards such as incentive and non-statutory options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the employee share option plans adopted in 1999, 2004, 2005, an incentive plan adopted in 2007 and an equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the “2014 Plan”). Share-based awards are only available for issuance under our 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. On April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares determined by the board of directors will become available for the grant of a new award under the 2014 Plan. The 2014 Plan has a ten-year term. All share awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 and other previous plans except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in absence of any such committee and some definitions, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others.

The aggregate number of shares issuable under the plans adopted in 1999, 2004, 2005, 2007 and 2011 and the 2014 Plan is 619,922,272 ordinary shares. As of March 31, 2015, the number of shares authorized but unissued was 22,111,169 ordinary shares.

Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Under the four-year vesting schedule, depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% upon the first anniversary of the vesting commencement date or 50% upon the second anniversary of the vesting commencement date, as defined in the grant agreement, and thereafter 25% every year. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Starting from the year ended March 31, 2015, certain share options and RSUs granted to senior management members of the Company were subject to a six-year vesting schedule. Under the six-year vesting schedule, share options and RSUs in general vest 16.7% upon the first anniversary of the vesting commencement date. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of eight years from the date of grant.

Early exercise of share options is allowable under all the aforementioned plans; however, any unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value upon termination of service contracts with the grantees.

(a)	Share options relating to ordinary shares of the Company

A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2015 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2014	13,345,902	13.86	4.1
Granted	13,788,000	56.64
Exercised	(5,365,112)	10.34
Cancelled/forfeited/expired	(429,380)	18.47

Outstanding at March 31, 2015 (i)	21,339,410	42.29	6.0

Vested and exercisable at March 31, 2015	1,293,743	8.76	2.5
Vested and expected to vest at March 31, 2015 (ii)	20,865,685	42.68	6.1

(i)	Outstanding options as of March 31, 2015 include 4,663,833 unvested options early exercised.

(ii)	The expected to vest share options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

As of March 31, 2015, 605,340 outstanding share options were held by non-employees. These share options are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

As of March 31, 2015, the aggregate intrinsic value of all outstanding options was RMB5,386 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB592 million and RMB5,199 million, respectively.

During the years ended March 31, 2013, 2014 and 2015, the weighted average grant date fair value of share options granted was US$5.20, US$6.14 and US$23.07, respectively, and the total grant date fair value of options vested during the same years was RMB219 million, RMB123 million and RMB134 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,034 million, RMB1,698 million and RMB488 million, respectively.

Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2013, 2014 and 2015 was RMB362 million, RMB1,543 million and RMB313 million, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2013	2014	2015
Risk-free interest rate (i)	0.67% - 0.70%	0.69% - 1.52%	1.38% - 1.99%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	4.38	4.25 - 4.38	4.25 - 5.75
Expected volatility (iv)	41.7% - 44.9%	37.0% - 39.3%	35.04% - 40.76%

(i)	Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

(ii)	Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.

(iii)	Expected life of share options is based on the average between the vesting period and the contractual term for each grant.

(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of March 31, 2015, there were RMB1,401 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees. These amounts are expected to be recognized over a weighted average period of 3.0 years.

During the years ended March 31, 2013, 2014 and 2015, the Company recognized share-based compensation expense of RMB227 million, RMB417 million and RMB1,152 million, respectively, in connection with the above share options, net of reimbursement from Ant Financial Services (Note 22).

(b)	Restricted shares and RSUs relating to ordinary shares of the Company

A summary of the changes in the restricted shares and RSUs related to ordinary shares granted by the Company during the year ended March 31, 2015 is as follows:

	Number of restricted shares and RSUs	Weighted- average grant- date fair value
		US$
Awarded and unvested at April 1, 2014	42,767,087	17.87
Granted	42,787,283	62.53
Vested	(13,159,265)	14.47
Cancelled/forfeited	(4,413,935)	32.56

Awarded and unvested at March 31, 2015	67,981,170	45.68

Expected to vest at March 31, 2015 (i)	58,397,443	45.63

(i)	Restricted shares and RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding restricted shares and RSUs.

As of March 31, 2015, 6,447,715 outstanding RSUs were granted to non-employees. These awards are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

As of March 31, 2015, there was RMB11,114 million of unamortized compensation cost related to these outstanding restricted shares and RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.2 years, respectively.

During the years ended March 31, 2013, 2014 and 2015, the Company recognized share-based compensation expense of RMB845 million, RMB2,378 million and RMB7,767 million, respectively, in connection with the above restricted shares and RSUs, net of reimbursement from Ant Financial Services (Note 22).

(c)	Partner Capital Investment Plan relating to ordinary shares of the Company

During the years ended March 31, 2014 and 2015, the Company offered selected members of the Alibaba Partnership subscription rights to acquire restricted shares of the Company. These rights and the underlying restricted shares are only subject to a non-compete provision but not other vesting conditions (employment or otherwise) and they entitle the holders to purchase restricted shares at US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 5,000,000 shares were offered to a management member of the Company who is holding such rights on behalf of future members of the Alibaba Partnership. In September 2014, such rights were repurchased by the Company at the original subscription price. Following the repurchase, the Company offered the rights to subscribe for 1,500,000 shares to certain new members of the Alibaba Partnership under the same terms. These rights were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. Share-based compensation expense of nil and RMB211 million was recognized in connection with these rights for the years ended March 31, 2014 and 2015, respectively.

The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2014	2015
Risk-free interest rate (i)	1.03%	1.50%
Expected dividend yield (ii)	0%	0%
Expected life (years) (iii)	4.00	4.00
Expected volatility (iv)	36.9%	38.1%
Discount for post-vesting sale restrictions (v)	38.0%	35.0%

(i)	Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.

(ii)	Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.

(iii)	Expected life of the rights is based on management’s estimate on timing of redemption for ordinary shares by the participants.

(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of each right.

(v)	Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration the restriction on sales of eight years.

(d)	Share-based awards relating to Ant Financial Services

In March 2014, Junhan, the general partner of which is controlled indirectly by a shareholder of the Company and a major equity holder of Ant Financial Services, made a grant of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to most of the employees of the Company. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Ant Financial Services. The Company has no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards.

For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan is recognized by the Company as a shareholder contribution as the award will ultimately be settled in cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award is settled by Junhan.

During the year ended March 31, 2015, the Company recognized an expense of RMB3,788 million in respect of the share-based awards relating to Ant Financial Services. The expenses recognized for the year ended March 31, 2014 were insignificant.

(e)	Share-based compensation expense by function

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Cost of revenue	382	1,154	4,176
Product development expenses	453	795	3,876
Sales and marketing expenses	120	189	1,235
General and administrative expenses	304	706	3,741

Total	1,259	2,844	13,028

9.	Equity-settled donation expense

During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company. These share options were approved by the directors of the board and such options are not subject to any vesting conditions and are exercisable for a period of four years starting from the grant date. The exercise price of these options is US$25.00 per share and was determined with reference to the fair market value of the ordinary shares of the Company at the time of the grant. For each of the eight years beginning one year after the date of listing of the ordinary shares of the Company on a recognized stock exchange, the charitable trusts are permitted to sell only up to 6,250,000 ordinary shares per year excluding such number of unsold ordinary shares carried forward from previous years.

The fair value of each share option is estimated on the grant date using the Black-Scholes model and the assumptions below:

Year ended March 31,
2014
Risk-free interest rate (i)	1.02%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.00
Expected volatility (iv)	37.2%
Discount for post-vesting sale restrictions (v)	18.0% - 38.0%

(i)	Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of these options at the time of grant.

(ii)	Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.

(iii)	Expected life of the options is based on management’s estimate on timing of exercise.

(iv)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to expected life of the options.

(v)	Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration of the restriction on sales of two to eight years.

As there are no vesting conditions attached to the above share options, equity-settled donation expense of RMB1,269 million was recognized in full and recorded in general and administrative expenses during the year ended March 31, 2014.

10.	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares since their issuance. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	8,404	23,076	24,149
Reversal of accretion of Convertible Preference Shares	17	31	15
Reversal of dividend of Convertible Preference Shares	111	208	97

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	8,532	23,315	24,261
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	2,294	2,175	2,337
Adjustments for dilutive share options and RSUs (million shares)	46	66	120
Conversion of Convertible Preference Shares (million shares)	49	91	43

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	2,389	2,332	2,500
Net income per ordinary share/ADS — basic (RMB)	3.66	10.61	10.33

Net income per ordinary share/ADS — diluted (RMB)	3.57	10.00	9.70

11.	Restricted cash and escrow receivables

	As at March 31,
	2014	2015
	(in millions of RMB)
Deposits in debt service reserve account (i)	209	—
Money received or receivable on escrow services in connection with the provision of online and mobile commerce related services (ii)	2,659	—
Cash pledged for a bank in connection with its loan facilities for option exercise in favor of employees of the Company and its related companies	1,353	997
Cash pledged for treasury management activities	505	1,013
Others	195	287

	4,921	2,297

(i)	The amount represents deposits in a reserve account pledged in favor of the lenders in connection with certain loan facilities (Note 20).

(ii)	The amount represents customer funds held by external payment networks outside the PRC in relation to the online transaction services with a corresponding liability recorded under escrow money payable. Such balance together with the escrow money payable was disposed of follow the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

12.	Investment securities and fair value disclosure

	As of March 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	624	105	(61)	—	668
Financial derivatives	31	107	(4)	—	134
Equity fund	183	18	—	—	201
Available-for-sale securities:
Listed equity securities	890	299	—	—	1,189
Held-to-maturity investment securities	1,229	—	—	—	1,229
Convertible bond accounted for under the fair value option	1,044	—	—	—	1,044

	4,001	529	(65)	—	4,465

	As of March 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	619	115	(58)	—	676
Financial derivatives	86	532	(1)	—	617
Available-for-sale securities:
Listed equity securities and other treasury investments	8,261	3,822	(446)	—	11,637
Equity fund	184	52	—	—	236
Held-to-maturity investment securities	1,384	—	—	—	1,384
Convertible bonds accounted for under the fair value option	3,983	150	(414)	—	3,719

	14,517	4,671	(919)	—	18,269

During the years ended March 31, 2014 and 2015, the Company completed several investments accounted for as investment securities. Details of these significant investments are summarized in Note 4.

During the years ended March 31, 2013, 2014 and 2015, gross realized gain of RMB198 million, RMB148 million and RMB141 million and gross realized loss of RMB145 million, RMB160 million and RMB97 million from disposals of investment securities were recognized in the consolidated income statements, respectively. During the same periods, no impairment loss was charged in the consolidated income statements as a result of other than temporary decline in value related to listed equity and fixed income securities.

As of March 31, 2013, 2014 and 2015, net unrealized gains of nil, RMB299 million and RMB3,384 million on available-for-sale investment securities were recorded in accumulated other comprehensive income, respectively. For the investment securities with unrealized loss, their related aggregate fair values amounted to nil and RMB4,929 million as of March 31, 2014 and 2015. The carrying amounts of investment securities that were in a loss position over twelve months were insignificant as of the same dates.

The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	–	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2	–	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	–	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of fixed deposits, corporate bonds, fixed income funds and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments, were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of March 31, 2014
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	10,587	—	—	10,587
Restricted cash	4,921	—	—	4,921
Trading securities:
Listed equity securities	668	—	—	668
Financial derivatives	—	134	—	134
Equity fund	201	—	—	201
Available-for-sale securities:
Listed equity securities	1,189	—	—	1,189
Interest rate swaps	—	138	—	138
Convertible bond accounted for under the fair value option	—	—	1,044	1,044

	17,566	272	1,044	18,882

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	326	326

	As of March 31, 2015
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	14,148	—	—	14,148
Restricted cash	2,297	—	—	2,297
Trading securities:
Listed equity securities	676	—	—	676
Financial derivatives	—	617	—	617
Available-for-sale securities:
Listed equity securities	11,637	—	—	11,637
Equity fund	236	—	—	236
Convertible bond accounted for under the fair value option	—	—	3,719	3,719

	28,994	617	3,719	33,330

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	1,278	1,278

Convertible bonds accounted for under the fair value option:

Amounts
(in millions of RMB)
Balance at April 1, 2012 and March 31, 2013	—

Additions (Note 4(p))	1,044
Increase in fair value	—

Balance at March 31, 2014	1,044
Additions (Note 4(k))	2,944
Decrease in fair value	(264)
Foreign currency translation adjustments	(5)

Balance at March 31, 2015	3,719

Convertible bonds are valued using binomial model with unobservable inputs including risk-free interest rate, expected volatility and dividend yield.

Contingent consideration and put liability in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance at April 1, 2012	104
Increase in fair value	13

Balance at March 31, 2013	117
Additions	31
Increase in fair value	178

Balance at March 31, 2014	326
Repayment	(227)
Additions (Note 4(h))	1,094
Increase in fair value	85

Balance at March 31, 2015	1,278

13.	Prepayments, receivables and other assets

	As of March 31,
	2014	2015
	(in millions of RMB)
Current:
Amounts due from related companies (i)	2,160	4,842
VAT receivables (ii)	78	3,457
Accounts receivable, net of allowance	269	1,067
Deferred direct selling costs (iii)	810	809
Interest receivables	231	561
Prepaid cost of revenue, sales and marketing expenses and others	134	433
Loans and interest receivables from producers of movies and television programs	—	401
Deferred tax assets (Note 7)	191	256
Employee loans and advances (iv)	109	153
Advances to customers	43	128
Prepaid staff costs and individual income tax withholding tax	49	101
Deposits for the acquisition on land use rights	211	—
Others	394	770

	4,679	12,978

Non-current:
Prepayment for acquisition of property and equipment	1,099	1,883
Employee loans (iv)	503	534
Prepayment for film rights, script agreements and in-production movies and TV episodes	36	375
Prepaid upfront fees and debt issuance costs related to long-term borrowings and unsecured senior notes	—	311
Deferred direct selling costs (iii)	144	149
Deferred tax assets (Note 7)	66	157
Interest rate swaps	138	—
Others	101	676

	2,087	4,085

(i)	Amounts due from related parties primarily represented balances arising from the transactions with Ant Financial Services and its subsidiaries. The balances are unsecured, interest free and repayable within the next twelve months.

(ii)	VAT receivables as of March 31, 2015 mainly represent VAT receivable from relevant PRC tax authorities arising from OneTouch’s VAT refund service. OneTouch provides advance settlement of relevant VAT refund amount to its customers prior to receiving such VAT refund from tax authorities. To provide this service, OneTouch relies on short term banking facilities and takes on credit risk if OneTouch fails to recover the prepaid VAT amount.

(iii)	The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.

(iv)	Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by ordinary shares owned by the employees and carried interest at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.

14.	Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2012	1,316	326	1,642
Additions	392	190	582
Share of results and other comprehensive income	—	(14)	(14)
Less: disposals and transfers	(99)	(306)	(405)
Less: impairment loss	(245)	—	(245)
Foreign currency translation adjustments	(5)	—	(5)

Balance at March 31, 2013	1,359	196	1,555
Additions	12,655	3,908	16,563
Share of results and other comprehensive income (i)	—	(34)	(34)
Less: disposals and transfers	(262)	—	(262)
Less: impairment loss	(119)	—	(119)
Foreign currency translation adjustments	(44)	7	(37)

Balance at March 31, 2014	13,589	4,077	17,666
Additions	12,304	16,518	28,822
Share of results and other comprehensive income (i)	—	(1,148)	(1,148)
Less: disposals and transfers (ii)	(9,818)	(806)	(10,624)
Less: impairment loss	(419)	(438)	(857)
Foreign currency translation adjustments	17	1	18

Balance at March 31, 2015	15,673	18,204	33,877

(i)	Total share of results and other comprehensive income for the years ended March 31, 2014 and 2015 exclude the fair value adjustments of contingent consideration of a loss of RMB178 million and a gain of RMB68 million related to an equity investee, respectively. It also excludes an expense of RMB58 million in connection with the share-based awards relating to Ant Financial Services (Note 8(d)) granted to an equity investee by Junhan for the year ended March 31, 2015. Such awards are accounted for as equity contributions from Junhan and recorded in additional paid-in capital and the corresponding expense is recorded in the consolidated financial statements for the year ended March 31, 2015.

(ii)	Transfers during the year ended March 31, 2015 primarily relate to the step acquisitions of OneTouch (Note 4(h)), UCWeb (Note 4(g)), AutoNavi (Note 4(e)), as well as an additional investment in Weibo (Note 4(o)).

As of March 31, 2015, the equity method investments with an aggregate carrying amount of RMB13,218 million that are publicly traded have appreciated in value and the total open market values of these investments amounted to RMB24,332 million.

As of March 31, 2014 and 2015, the cost method investments with an aggregate carrying amount of RMB9,917 million and RMB6,046 million have appreciated in value and the Company estimated the fair value to approximate RMB14,455 million and RMB14,965 million, respectively. As of the same dates, for certain other cost method investments with carrying amounts of RMB3,672 million and RMB9,627 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair values of the investments and determined that it is not practicable to estimate their fair values, respectively.

During the years ended March 31, 2014 and 2015, the Company completed several investments accounted for as equity investees. Details of the significant investments are summarized in Note 4. During the same periods, the Company recorded impairment losses on certain cost method and equity method investments. The non-recurring fair value measurements with respect to such impairment losses were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

15.	Property and equipment, net

	As of March 31,
	2014	2015
	(in millions of RMB)
Computer equipment and software	5,675	9,829
Buildings and leasehold improvements	2,434	2,828
Construction in progress	780	1,818
Furniture, office and transportation equipment	272	430

	9,161	14,905
Less: accumulated depreciation and amortization	(3,580)	(5,766)

Net book value	5,581	9,139

Depreciation and amortization expenses recognized for the years ended March 31, 2013, 2014 and 2015 were RMB764 million, RMB1,295 million and RMB2,282 million, respectively.

16.	Intangible assets

	As of March 31,
	2014	2015
	(in millions of RMB)
Non-compete agreements	1,050	3,630
Developed technology and patents	1,041	3,331
Trade names, trademarks and domain names	768	2,007
User base and customer relationships	264	855
Copyrights and others	—	295
Less: accumulated amortization and impairment	(1,217)	(3,543)

Net book value	1,906	6,575

Amortization expenses for the years ended March 31, 2013, 2014 and 2015 amounted to RMB130 million, RMB315 million and RMB2,089 million, respectively. During the same periods, impairment charges of RMB18 million, nil and nil were recognized in the consolidated income statements, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2016	2,629
2017	2,333
2018	1,186
2019	342
2020	71
Thereafter	14

6,575

17.	Goodwill

The changes in the carrying amount of goodwill for the years ended March 31, 2013, 2014 and 2015 were as follows:

Amounts
(in millions of RMB)
Balance as of April 1, 2012	11,436
Additions	152
Deconsolidation of a subsidiary	(137)
Impairment	(157)
Foreign currency translation adjustments	—

Balance as of March 31, 2013	11,294
Additions	543
Impairment	(44)
Foreign currency translation adjustments	—

Balance as of March 31, 2014	11,793
Additions	30,319
Deconsolidation of a subsidiary	(4)
Impairment	(175)
Foreign currency translation adjustments	—

Balance as of March 31, 2015	41,933

Gross goodwill balances were RMB14,613 million and RMB44,928 million as of March 31, 2014 and 2015, respectively. Accumulated impairment losses were RMB2,820 million and RMB2,995 million as of the same dates.

In the annual impairment assessment of goodwill, the Company concluded that the carrying amounts of respective reporting units exceeded its fair value and recorded an impairment charge of RMB157 million, RMB44 million and RMB175 million during the years ended March 31, 2013, 2014 and 2015, respectively. The impairment losses resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment charge was determined by comparing the carrying amount of goodwill associated with that reporting unit with the implied fair value of the goodwill.

18.	Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2014	2015
	(in millions of RMB)
Deferred revenue	4,766	5,781
Customer advances	2,158	2,578

	6,924	8,359
Less: current portion	(6,496)	(7,914)

Non-current portion	428	445

All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

19.	Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2014	2015
	(in millions of RMB)
Current:
Accrued bonus and staff costs, including sales commission	3,412	6,377
Accrued cost of revenue and sales and marketing expenses	2,046	5,158
Other deposits received in rendering services on e-commerce marketplaces	1,156	1,391
Amounts due to related companies (i)	300	927
Liabilities arising from treasury management activities	250	776
Accruals for purchases of property and equipment	454	701
Payable due to third party marketing affiliates	649	667
Other taxes payable (ii)	705	635
Accrual for interest expense	402	535
Unvested share options exercised	850	518
Accrued donations	262	339
Contingent and deferred consideration in relation to investments and acquisitions	443	329
Accrued professional services expenses	126	302
Others	832	1,179

	11,887	19,834

Non-current:
Contingent and deferred consideration and put liability in relation to investments and acquisitions	54	1,953
Others	18	197

	72	2,150

(i)	Amounts due to related companies primarily represent balances arising from the transactions with Yahoo and the transactions with Ant Financial Services and its subsidiaries. The balances are unsecured, interest free and repayable within the next twelve months.

(ii)	Other taxes payable represents business tax, value-added tax and related surcharges and PRC individual income tax of employees withheld by the Company.

20.	Bank borrowings

Bank borrowings are analyzed as follows:

	As of March 31
	2014	2015
	(in millions of RMB)
US$8.0 billion syndicated loan denominated in US$ (i)	30,761	—
Long-term other borrowings (ii)	723	1,609
Short-term other borrowings (iii)	1,100	1,990
Less: unamortized upfront fees	(773)	—

	31,811	3,599
Less: current portion	(1,100)	(1,990)

Borrowings, non-current portion	30,711	1,609

(i)	During the year ended March 31, 2014, the Company completed the drawdown of US$4.0 billion denominated in U.S. dollars under an US$8.0 billion facility agreement entered into with certain banks which is repayable over a three-year period. Such amount is initially borrowed at a floating interest rate of LIBOR plus 2.25% per annum which was amended to be LIBOR plus 1.75% per annum starting from February 2014. During the same period, the Company completed another drawdown of US$1.0 billion denominated in U.S. dollars under the same facility agreement. The amounts are repayable over a five year period. Such amount is initially borrowed at floating interest rates of LIBOR plus 2.75% per annum which was amended to be LIBOR plus 2.25% per annum starting from February 2014. Such loans were collateralized by certain equity interests in the Company’s major subsidiaries and the Company maintained a debt service reserve account collateralized in favor of the lenders in connection with these facilities (Note 11). In April 2014, the unused facility amount of US$3.0 billion was drawn down. In November 2014, the Company repaid the entire US$8.0 billion syndicated loan with the proceeds from the issuance of unsecured senior notes (Note 21). The related unamortized upfront fees of RMB830 million of such syndicated loan were charged to interest expenses on the consolidated income statements upon the repayment of the syndicated loan.

(ii)	The weighted average interest rate for all long-term other borrowings for the years ended March 31, 2013, 2014 and 2015 was approximately 6.3%, 6.7% and 5.9%, respectively. Other loans are collateralized by a pledge of certain land use rights and construction in progress of RMB1,090 million and RMB2,216 million in the PRC as of March 31, 2014 and 2015, respectively.

(iii)	As of March 31, 2014 and 2015, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 5.0% to 6.0% and 2.0% to 11.6% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi and U.S. dollars.

In August 2014, the Company entered into a loan facility agreement with certain financial institutions for an amount of US$3.0 billion which has not yet been drawn down. The interest rate for this credit facility is calculated based on LIBOR plus an applicable margin. The covenants of this credit facility are substantially the same as those of the US$8.0 billion credit facility described in (i) above, except that the Company is not required to maintain a minimum level of cash in a debt service reserve account. This facility will primarily be used for general corporate and working capital purposes.

As of March 31, 2015, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	1,990
Between 1 to 2 years	286
Between 2 to 3 years	637
Between 3 to 4 years	471
Between 4 to 5 years	215

3,599

21.	Unsecured senior notes

In November 2014, the Company issued unsecured senior notes included floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion. These notes are senior unsecured obligations and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes, which are listed on the Hong Kong Stock Exchange. The proceeds from issuance of the unsecured senior notes were used to refinance the US$8.0 billion syndicated loan (Note 20).

The following table provides a summary of the Company’s unsecured senior notes as of March 31, 2015:

	Amounts	Effective interest rate
	(in millions of RMB)
US$300 million floating rate notes due 2017	1,843	0.85%
US$1,000 million 1.625% notes due 2017	6,136	1.73%
US$2,250 million 2.500% notes due 2019	13,770	2.64%
US$1,500 million 3.125% notes due 2021	9,174	3.24%
US$2,250 million 3.600% notes due 2024	13,795	3.66%
US$700 million 4.500% notes due 2034	4,276	4.59%

	48,994
Unamortized discount	144

Total senior unsecured notes	49,138

The effective interest rates for the senior unsecured notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The senior unsecured notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. In addition, the notes rank senior in right of payment to all of the Company’s existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company’s existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2015, the future principal payments for the Company’s senior unsecured notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	7,985
Between 3 to 4 years	—
Between 4 to 5 years	13,820
Thereafter	27,333

49,138

As of March 31, 2015, the fair value of the Company’s senior unsecured notes, based on Level 2 inputs, was US$8,008 million (RMB49,184 million).

22.	Related party transactions

During the years ended March 31, 2013, 2014 and 2015, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Yahoo

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Amount incurred or disbursed by the Company
Royalty fee (i)	592	748	448
Purchase of patents (ii)	—	430	144
Yahoo TIPLA amendment payment (Note 4(d))	3,487	—	—

(i)	The Company and Yahoo entered into a Technology and Intellectual Property Licensing Agreement in October 2005 whereby Yahoo granted to the Company the use of certain intellectual property and the Company agreed to pay Yahoo a royalty fee equal to 2%, until December 31, 2012 and equal to 1.5% thereafter, of revenues recognized on a consolidated basis under U.S. GAAP, less traffic acquisition costs incurred in connection with third-party distribution partners, business tax, value-added tax or similar sales tax based on revenue paid to governments. The Technology and Intellectual Property Licensing Agreement was amended during the year ended March 31, 2013 (Note 4(d)) and it was terminated upon the closing of the Company’s initial public offering in September 2014. Such royalty expense was recognized in product development expenses.

(ii)	The Company and Yahoo entered into a patent sale and assignment agreement during the years ended March 31, 2014 and 2015 pursuant to which the Company acquired ownership of certain patents for aggregate consideration of US$70 million and US$24 million, respectively.

Transactions with Ant Financial Services and Alipay

	Year ended March 31,
	2013	2014	2015
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee (i)	277	1,764	1,667
SME Annual Fee (ii)	—	—	90
Reimbursement on options and RSUs (iii)	146	266	206
Other services (iv)	42	46	158

	465	2,076	2,121

Amount incurred by the Company
Payment processing fee (v)	1,646	2,349	3,853
Other services (iv)	23	21	306

	1,669	2,370	4,159

(i)	In 2011, the Company entered into an Intellectual Property License and Software Technology Services Agreement with Alipay whereby the Company licenses certain intellectual properties and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries (Note 4(b)), effective from December 2011. In 2014, the Intellectual Property License and Software Technology Services Agreement were terminated and the Company entered into the Amended IPLA with Ant Financial Services. Under the Amended IPLA, the Company will receive the Amended IPLA Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments (Note 4(b)), effective from August 2014.

Royalty fee and software technology services fee under IPLA and the Amended IPLA Payments were recognized as other income, net of the costs incurred for the provision of the software technology services reimbursed by Alipay of RMB218 million, RMB275 million and RMB486 million for the years ended March 31, 2013, 2014 and 2015, respectively.

(ii)	The Company entered into software system use and service agreements with Ant Financial Services in 2014. In calendar years 2015 to 2017, the Company will receive the SME Annual Fee equal to 2.5% of the average daily book balance of the micro loans made by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive the SME Annual Fee equal to the amount paid for the calendar year 2017 (Note 4(b)).

(iii)	The Company entered into agreements with Ant Financial Services in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to 7,249,277 ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense.

(iv)	The Company also has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial Services and its subsidiaries on various technical, treasury management and other administrative services.

(v)	The Company and Alipay, among others, entered into a Commercial Agreement in 2011 whereby the Company receives payment processing services in exchange for a Payment Processing Fee (Note 4(b)), which was recognized in cost of revenue.

As of March 31, 2013, 2014 and 2015, the Company had certain amounts of cash held in accounts managed by Alipay (Note 2(p) and 2 (q)). In addition, as of March 31, 2015, the Company had certain assets and liabilities with a net amount of RMB1,428 million are managed by a subsidiary of Ant Financial Services which primarily comprised of cash and investment securities.

Transactions with management of the Company

The Company entered into an agreement during the year ended March 31, 2013 whereby a management member, through a related company acquired the interest in a business aircraft for a cash consideration of US$49.7 million (RMB312 million) which was the original purchase price of the aircraft. The aircraft was subsequently leased to the Company, free of charge, to be used mainly by the management member in connection with the duties as executive chairman. The Company has also entered into a cost reimbursement agreement with the related company to reimburse the maintenance and incidental costs of the aircraft at cost and such cost was insignificant for the years ended March 31, 2013, 2014 and 2015.

During the year ended March 31, 2014, the Company granted 50,000,000 share options to a non-profit organization designated by two members of management of the Company, subject to irrevocable instructions to designate and transfer these share options to the separate charitable trusts to be established by these two members of management of the Company (Note 9).

Transactions with Cainiao

The Company entered into agreements with Cainiao during the year ended March 31, 2014 whereby the Company disposed of two wholly-owned subsidiaries to Cainiao for cash consideration of RMB524 million. The major assets of the disposed subsidiaries consist of land use rights in the PRC. The gain on disposals for the year ended March 31, 2014 amounted to RMB74 million.

The Company has commercial arrangements with Cainiao to receive certain logistic services. Expenses incurred in connection with the logistic services provided by Cainiao of RMB785 million were recorded in the consolidated income statement for the year ended March 31, 2015.

Other transactions

The Company has commercial arrangements with SoftBank and other equity investees to provide and receive certain marketing and other services. For the years ended March 31, 2013, 2014 and 2015, the amounts relating to these transactions were not material.

23.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB26,902 million as of March 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

24.	Commitments

(a)	Capital commitments

Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2014	2015
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	980	1,190
Construction of corporate campuses	1,562	2,181

	2,542	3,371

(b)	Operating lease commitments for office facility and transportation equipment

The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2014	2015
	(in millions of RMB)
No later than 1 year	198	400
Later than 1 year and no later than 5 years	214	623
More than 5 years	8	33

Total	420	1,056

For the years ended March 31, 2013, 2014 and 2015, the Company incurred rental expenses under operating leases of RMB251 million, RMB217 million and RMB322 million, respectively.

(c)	Commitments for co-location, bandwidth fees and marketing expenses

	As of March 31,
	2014	2015
	(in millions of RMB)
No later than 1 year	884	2,089
Later than 1 year and no later than 5 years	2,523	3,045

Total	3,407	5,134

(d)	Investment commitments

The Company was obligated to pay up to RMB12,333 million and RMB5,364 million for the acquisition of investment securities and equity investees under various arrangements as of March 31, 2014 and 2015, respectively.

(e)	Other commitments

During the year ended March 31, 2015, the Company announced its intention to establish two not-for-profit foundations of HK$1 billion (RMB792 million) and New Taiwan Dollar 10 billion (RMB1,983 million) to support the career and entrepreneurial aspirations of young people in Hong Kong and Taiwan, respectively. The core mission of these foundations is to help young entrepreneurs start and grow businesses as well as to enable them to offer products and services on the marketplaces and platforms in the Alibaba ecosystem. Through these funds, young entrepreneurs can gain access to financial capital and various technical assistance as well as experience sharing to run their early start-up enterprises. As of March 31, 2015, the Company was in the process of setting up the legal structures of these two foundations and the Company intends to fulfill its commitments over an extended period of time.

25.	Risks and contingencies

(a)	The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with VIEs that are generally owned and controlled by certain management members or founders of the Company. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

ALIBABA GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

(b)	The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

(c)	The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(d)	Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2013, 2014 and 2015, substantially all of the Company’s cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or remain volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

(e)	During the year ended March 31, 2015, the Company began to offer a trade assurance program on the international wholesale marketplaces at no charge to the buyers and sellers. If the sellers who participate in this program do not deliver the products in their stated specifications to the buyers on schedule, the Company may compensate the buyers for their losses on behalf of the sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the sellers for the prepaid reimbursement amount; however, the Company is exposed to a risk over the collectability of such reimbursement from the sellers. During the year ended March 31, 2015, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each seller is the pre-determined based on their individual risk assessments by the Company based on their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

(f)	In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company’s carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other than temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

(g)	On January 30, 2015, the Company was named as a defendant in the first of seven putative shareholder class action lawsuits filed in the United States District Courts for the Southern District of New York, Central District of California and Northern District of California. The actions were brought on behalf of a putative class of Alibaba American Depositary Receipt shareholders from October 21, 2014 through January 28, 2015, inclusive. The complaints generally allege that the registration statement and prospectus filed in connection with the Company’s initial public offering contained misrepresentations regarding the Company’s business operations and financial prospects, and failed to disclose, among other things, regulatory scrutiny by the State Administration for Industry and Commerce (the “SAIC”) prior to the initial public offering. Specifically, plaintiffs allege that the Company should have disclosed a July 16, 2014 administrative guidance meeting with the SAIC that was later the subject of a self-described “white paper” issued and then withdrawn by the SAIC. Plaintiffs assert claims against the Company and certain management members for violation of sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5. Plaintiffs seek unspecified damages, attorney’s fees and costs. The Company is currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows in the future.

(h)	In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material impact on the Company’s financial positions, results of operations or cash flows. The Company did not accrue any loss contingencies in this respect as of March 31, 2013, 2014 and 2015 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

26.	Subsequent events

In April 2015, the Company entered into an arrangement with a bank in the PRC to invest in wealth management products with an aggregate principal amount of RMB7.3 billion. The wealth management products carry an interest rate of 5% per annum and the return of principal and interest income on the products is guaranteed by the bank. The wealth management products have been served as collateral to the issuing bank for the issuance of a financing amounting to RMB6.9 billion to one of the founders of the Company to support his minority investment through a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The financing has also been collateralized by the equity interests of Wasu held by such PRC limited partnership. The founder has also pledge his interest in the PRC limited partnership to the Company. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company’s capabilities and profile in the entertainment sector in the PRC.

In connection with the issuance of the consolidated financial statements for the year ended March 31, 2015, the Company has evaluated subsequent events through June 25, 2015, the date the consolidated financial statements were available to be issued.